As filed with the Securities and Exchange Commission on
                                 June 18, 1999

                       Registration No. ___________________
             ======================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                                    Form S-6
                                 ---------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2
                                ----------------

                     Acacia National Life Insurance Company

                               SEPARATE ACCOUNT I
                           (EXACT NAME OF REGISTRANT)

                                ----------------

                     Acacia National Life Insurance Company
                                   (Depositor)
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814
                                ----------------


                              Robert-John H. Sands
         Senior Vice President, Corporate Secretary and General Counsel

                     Acacia National Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, MD 20855
                                -----------------

Title of Securities Being Registered: Securities of Unit Investment Trust
                                      -----------------------------------

Approximate Date Of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies--Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

   ITEM NO. OF
   FORM N-8B-2    CAPTION IN PROSPECTUS
---------------   ------------------------
            1     Cover Page
            2     Cover Page
            3     Not Applicable
            4     Distribution of the Policies
            5     Acacia National Life Insurance Company - Separate Account I
            6     Acacia National Life Insurance Company - Separate Account I
            7     Not Required
            8     Not Required
            9     Legal Proceedings
           10     Summary; Addition, Deletion of  Substitution  of Investments;
                  Policy  Benefits; Policy Rights; Payment  and  Allocation of
                  Premiums; General Provisions; Voting Rights
          11      Summary; The Funds
          12      Summary; The Funds
          13      Summary; The Funds - Charges and Deductions
          14      Summary; Payment and Allocation of Premiums
          15      Summary; Payment and Allocation of Premiums
          16      Summary; The Alger American Fund, Calvert Variable Series,Inc,
                  Dreyfus Stock Index Fund, Neuberger Berman Advisers Management
                  Trust, Oppenheimer Variable Account Funds and Strong Variable
                  Insurance Funds, Inc.
          17      Summary, Policy Rights
          18      The Alger American Fund, Calvert Variable Series, Inc, Dreyfus
                  Stock Index Fund, Neuberger Berman Advisers Management Trust,
                  Oppenheimer Variable Account Funds, and Strong Variable
                  Insurance Funds, Inc.
          19      General Provisions; Voting Rights
          20      Not Applicable
          21      Summary; Policy Rights, Loan Benefits; General Provisions
          22      Not Applicable
          23      Safekeeping of the Separate Account's Assets
          24      General Provisions
          25      Acacia National Life Insurance Company
          26      Not Applicable
          27      Acacia National Life Insurance Company
          28      Executive Officers and Directors of ANLIC; Acacia National
                  Life Insurance Company
          29      Acacia National Life Insurance Company
          30      Not Applicable
          31      Not Applicable
          32      Not Applicable
          33      Not Applicable
          34      Not Applicable
          35      Not Applicable
          36      Not Required
          37      Not Applicable
          38      Distribution of the Policies
          39      Distribution of the Policies
          40      Distribution of the Policies
          41      Distribution of Policies

  ITEM NO. OF
  FORM N-8B-2     CAPTION IN PROSPECTUS
   -----------    ----------------------

          42      Not Applicable
          43      Not Applicable
          44      Cash Value, Payment and Allocation of Premium
          45      Not Applicable
          46      The Funds; Cash Value
          47      The Funds
          48      State Regulation of ANLIC
          49      Not Applicable
          50      The Separate Account
          51      Cover Page; Summary; Policy Benefits; Payment and Allocation
                  of Premiums, Charges and Deductions
          52      Addition, Deletion or Substitution of Investments
          53      Summary; Federal Tax Matters
          54      Not Applicable
          55      Not Applicable
          56      Not Required
          57      Not Required
          58      Not Required
          59      Financial Statements

PROSPECTUS                                                THE ACACIA GROUP LOGO

                                                           Acacia National Life
                                                           Insurance Company
                                                           7315 Wisconsin Avenue
                                                           Bethesda, MD 20814

Regent 2000 -- A Survivorship Flexible Premium Variable Universal Life Insurance Policy issued by Acacia National Life Insurance Company

Regent 2000 is a survivorship flexible premium variable universal life insurance Policy ("Policy"), issued by Acacia National Life Insurance Company ("ANLIC"), that pays a Death Benefit upon the Second Death. Like traditional life insurance policies, a Regent 2000 Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, Regent 2000 lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

A Regent 2000 Policy is different from traditional life insurance policies in another important way: you select how Policy premiums will be invested. Although each Policy Owner is guaranteed a minimum Death Benefit, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through Regent 2000 include investment portfolios from The Alger American Fund, Calvert Variable Series, Inc., Dreyfus Stock Index Fund, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Strong Variable Insurance Funds, Inc., and Van Eck Worldwide Insurance Trust. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this Regent 2000 prospectus. You may also choose to allocate premium payments to the Fixed Account managed by ANLIC.

A Regent 2000 Policy will be issued after ANLIC accepts a prospective Policy Owner's application. Generally, an application must specify a Death Benefit no less than $100,000. Regent 2000 Policies are available to cover individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85. A Regent 2000 Policy, once purchased, may generally be canceled within 10 days after you receive it.

This Regent 2000 prospectus is designed to assist you in understanding the opportunity and risks associated with the purchase of a Regent 2000 Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the Regent 2000 Policy, information about ANLIC, a list of the investment portfolios to which you may allocate premium payments, and a detailed description of the Regent 2000 Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through Regent 2000.

Although the Regent 2000 Policy is designed to provide life insurance, a Regent 2000 Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a Regent 2000 Policy involves investment risk, including the possible loss of principal. For this reason, Regent 2000 may not be suitable for all individuals. It may not be advantageous to purchase a Regent 2000 Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another survivorship flexible premium variable universal life insurance policy.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______ __, 1999

                                  REGENT 2000

Table of Contents                                                          Page


DEFINITIONS................................................................   3
SUMMARY....................................................................   6
YEAR 2000 .................................................................  10
ANLIC, THE SEPARATE ACCOUNT AND THE FUNDS..................................  10
       Acacia National Life Insurance Company..............................  10
       The Separate Account................................................  10
       Performance Information.............................................  11
       The Funds...........................................................  11
       Investment Objectives and Policies Of The Funds' Portfolios.........  12
       Addition, Deletion or Substitution of Investments...................  15
       Fixed Account.......................................................  15
POLICY BENEFITS............................................................  16
       Purposes of the Policy..............................................  16
       Death Benefit Proceeds..............................................  16
       Death Benefit Options...............................................  16
       Methods of Affecting Insurance Protection...........................  18
       Duration of Policy..................................................  18
       Accumulation Value..................................................  18
       Payment of Policy Benefits..........................................  19
POLICY RIGHTS..............................................................  20
       Loan Benefits.......................................................  20
       Surrenders..........................................................  21
       Partial Withdrawals.................................................  21
       Transfers...........................................................  21
       Systematic Programs.................................................  22
       Free Look Privilege.................................................  22
PAYMENT AND ALLOCATION OF PREMIUMS.........................................  23
       Issuance of a Policy................................................  23
       Premiums............................................................  23
       Allocation of Premiums and Accumulation Value.......................  24
       Policy Lapse and Reinstatement......................................  24
CHARGES AND DEDUCTIONS.....................................................  25
       Deductions From Premium Payments....................................  25
       Charges from Accumulation Value.....................................  25
       Surrender Charge....................................................  26
       Daily Charges Against the Separate Account..........................  27
       Fund Expense Summary................................................  27
GENERAL PROVISIONS.........................................................  29
DISTRIBUTION OF THE POLICIES...............................................  31
ADMINISTRATION.............................................................  31
FEDERAL TAX MATTERS........................................................  32
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS...............................  34
THIRD PARTY SERVICES.......................................................  34
VOTING RIGHTS..............................................................  35
STATE REGULATION OF ANLIC..................................................  35
EXECUTIVE OFFICERS AND DIRECTORS OF ANLIC..................................  35
EXPERTS....................................................................  36
LEGAL MATTERS..............................................................  36
LEGAL PROCEEDINGS..........................................................  36
ADDITIONAL INFORMATION.....................................................  37
FINANCIAL STATEMENTS.......................................................  37
     ACACIA NATIONAL LIFE INSURANCE COMPANY
     ACACIA NATIONAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT I
APPENDICES.................................................................  A-1


       The Policy, certain Funds, and/or certain riders are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                  REGENT 2000

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account I, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge which is part of the monthly deduction to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for expenses of ongoing administrative services to the Policy owners as a group.

ATTAINED AGE - The Issue Age of the younger Insured plus the number of complete Policy Years that the Policy has been in force.

ANLIC ("WE, US, OUR") - Acacia National Life Insurance Company, a Virginia stock company. ANLIC's Home Office is located at 7315 Wisconsin Avenue, Bethesda, MD 20814.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the Second Death. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection; this charge may also include one or more Flat Extra Rating. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Issue Age, sex, and risk class of each Insured and the policy duration. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by ANLIC of Satisfactory Proof of Death of both Insureds while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of the Second Death.

FLAT EXTRA RATING - A rating that will be applicable if an Insured is placed into a class that involves a higher mortality risk. One-half the amount of any applicable Flat Extra Rating will be added to the Cost of Insurance Rate and, thus, will be deducted as part of the Monthly Deduction on each Monthly Activity Date.

FIXED ACCOUNT - An account that is a part of ANLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of ANLIC includes all of ANLIC's assets except those assets segregated into separate accounts such as the Separate Account I.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy owner's last known address. If the Policy owner makes the payment specified in the notification of lapse, the policy will not lapse.

GUARANTEED DEATH BENEFIT (IN MARYLAND, "GUARANTEED DEATH BENEFIT TO PREVENT LAPSE") PERIOD - The number of years the "Guaranteed Death Benefit" provision will apply. The period extends to Attained Age 85 but in no event is less than 10 years, and may be restricted as a result of state law. Not available in Massachusetts. This benefit is provided without an additional Policy charge.

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

INSUREDS - The two persons whose lives are insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The actual age of each Insured on the Policy Date.

                                  REGENT 2000

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MINIMUM PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the first sixty Policy months ("Minimum Benefit" Period) so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for the risk that mortality and expense costs may be greater than expected.

NET AMOUNT AT RISK - The amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt.

NET PREMIUM - Premium paid less the Percent of Premium Charge for Taxes.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE FOR TAXES - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium.

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Benefit or the Guaranteed Death Benefit.

POLICY - The survivorship flexible premium variable universal life insurance Policy offered by ANLIC and described in this prospectus.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

 POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) unless there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)
                                  REGENT 2000

SATISFACTORY PROOF OF DEATH - Satisfactory Proof of Death must be provided to us at the time of death of each Insured. Satisfactory Proof of Death means all of the following must be submitted:
(1) A certified copy of both death certificates;
(2) A Claimant Statement;
(3) The Policy; and
(4) Any other information that ANLIC may reasonably require to establish the validity of the claim.

SECOND DEATH - The later of the dates of death of the Insureds.

SEPARATE ACCOUNT I- This term refers to Separate Account I, a separate investment account established by ANLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policy owner to Separate Account I. Separate Account I is segregated from the General Account and all other assets of ANLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy owner.

SUBACCOUNT - A subdivision of the Separate Account I. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy for the Net Cash Surrender Value while at least one Insured is alive.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered on or before the 14th Policy Anniversary Date or, in the case of an increase in the Specified Amount, on or before the 14th anniversary of the increase.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.


                                  REGENT 2000

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY

               ---------------------------------------------------
                                PREMIUM PAYMENTS
                          You can vary amount and frequency.
               ---------------------------------------------------

--------------------------------------------------------------------------------
                            DEDUCTIONS FROM PREMIUMS
      Percent of Premium Charge for Taxes - currently 2.25% (maximum 3.0%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   NET PREMIUM
The net premium may be invested in the Fixed Account or in Separate Account I which offers 19 different Subaccounts. The nineteen Subaccounts invest in the corresponding portfolios of The Alger American Fund, Calvert Variable Series, Inc., Dreyfus Stock Index Fund, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Strong Variable Insurance Funds, Inc., and Van Eck Worldwide Insurance Trust Funds.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
Monthly charge for Cost of Insurance and cost of any riders.
Monthly charge for administrative expenses (maximum charge $16.00/month plus a charge per month per $1000 of Specified Amount that varies by the younger Insured's Issue Age).

        Current Monthly Charge                 Plus   Current Monthly Charge
        For Specified  Amounts:                       By Issue Age(/1000/month):
               Up to       $1,000,000 up  $5,000,000
               $1,000,000  to $5,000,000  or more      20-44    45-64    65+
               ----------  -------------  -------      -----    -----    ----
Policy Year:
1-5            $16.00      $8.00          $0.00        $.10     $.08     $.05
6+             $ 8.00      $4.00          $0.00        $.00     $.00     $.00
Maximum
Monthly Charge:$16.00      $16.00        $16.00  Plus  $.10     $.08     $.05


Daily  charge  from  the   Subaccounts  for  mortality  and  expense  risks  and
administrative expenses, at an annual rate of 0.90% for Policy Years 1-15, and 0.45% thereafter. This charge is not deducted from Fixed Account assets.

Fund expense charges, which ranged from .26% to 1.65% at the most recent fiscal year end, are also deducted.



---------------------------------------------------------------------------------------------------
                    LIVING BENEFITS                RETIREMENT INCOME                    DEATH BENEFITS
You may make partial withdrawals, subject to       Loans may be available on a          Generally, Death
certain restrictions.  The Death Benefit will be   more favorable interest rate         Benefit income is tax
reduced by the amount of the partial withdrawal.   basis after the tenth Policy Year.   free to the Beneficiary.
ANLIC guarantees up to 15 free transfers           Should the Policy lapse while        The Beneficiary may be
between the Investment Options each Policy Year.   loans are outstanding, the           paid a lump sum or may
Under current practice, unlimited free transfers   portion of the loan attributable     select any of the five
are permitted.                                     to earnings will become taxable      payment methods
You may Surrender the Policy at any time for its   distributions. (See page 21.)        available as retirement
Net Cash Surrender Value.                                                               benefits.
Some expenses that ANLIC incurs immediately        You may Surrender the Policy
upon the issuance of the Policy are recovered      or make a partial withdrawal and
over a period of years.  Therefore, a Policy       take values as payments under
Surrender on or
---------------------------------------------------------------------------------------------------------------
                                  REGENT 2000
                                       6

---------------------------------------------------------------------------------------------------------------
before the 14th anniversary date will be assessed    one or more of five different
a Surrender Charge. The charge decreases each year   payment options.
until no Surrender Charge is applied after the
14th Policy Year.  Increases in coverage after
issue will also have a Surrender Charge associated
with them.  (See pages 21 and 26.)
Accelerated  payment  of up to 50% of the  lowest
scheduled  Death  Benefit  is available  under
certain conditions if the surviving  Insured is
suffering from terminal illness.
---------------------------------------------------------------------------------------------------------------

SUMMARY

The following summary is intended to highlight the most important features of a Regent 2000 Policy that you, as a prospective Policy owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. As you review this Summary, take note of the terms that appear in italics. Each italicized term is defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the Regent 2000 Policy, which is available upon request from ANLIC.

WHO IS THE ISSUER OF A REGENT 2000 POLICY?
ANLIC is the issuer of each Regent 2000 Policy. ANLIC enjoys a rating of A (Excellent) from A.M. Best Company, a firm that analyzes insurance carriers. A stock life insurance company organized in Virginia, ANLIC is a wholly owned subsidiary of Acacia Life Insurance Company which is, in turn, a second tier subsidiary of Ameritas Acacia Mutual Insurance Holding Company. (See the section on Acacia National Life Insurance Company.)

WHY SHOULD I CONSIDER PURCHASING A REGENT 2000 POLICY?

The primary purpose of a Regent 2000 Policy is to provide life insurance protection on the two Insureds named in the Policy. This means that, so long as the Policy is in force, it will provide for:
o payment of a Death Benefit, which will never be less than the Specified Amount the Policy owner selects. (See the section on Death Benefit Options.)
o Policy loan, Surrender and withdrawal features. (See the section on Policy Rights.)

A Regent 2000 Policy also includes an investment component. This means that, so long as the Policy is in force, you will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of a Regent 2000 Policy will reflect your investment choices over the life of the Policy.

HOW DOES THE INVESTMENT COMPONENT OF MY REGENT 2000 POLICY WORK?

ANLIC has established Separate Account I, which is separate from all other assets of ANLIC, as a vehicle to receive and invest premiums received from Regent 2000 Policy owners and owners of certain other variable universal life products offered by ANLIC. Separate Account I is divided into separate
Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through Regent 2000. Each Policy owner may allocate Net Premiums to one or more Subaccounts, or to ANLIC's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying ANLIC's Home Office. The aggregate value of your interests in the Subaccounts, the Fixed Account and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your Regent 2000 Policy. (See the Section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE REGENT 2000 POLICY?
The Investment Options available through Regent 2000 include 19 investment portfolios, each of which is a separate series of a mutual fund from: The Alger American Fund; Calvert Variable Series, Inc.; Dreyfus Stock Index Fund; Neuberger Berman Advisers Management Trust; Oppenheimer Variable Account Funds; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust. These portfolios are:

Alger American Growth  Portfolio
Alger American  MidCap Growth  Portfolio
Alger American Small  Capitalization  Portfolio
Calvert Social Money Market Portfolio
Calvert Social Small Cap Growth  Portfolio
Calvert Social Mid Cap  Growth Portfolio
Calvert Social  International Equity Portfolio
Calvert Social Balanced Portfolio
Dreyfus Stock Index Fund
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio Neuberger Berman Advisers Management Trust Growth Portfolio

                                  REGENT 2000

Oppenheimer  Aggressive Growth Fund/VA
Oppenheimer Capital  Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer  Strategic  Bond Fund/VA
Strong  International  Stock Fund II
Strong Discovery Fund II
Van Eck Worldwide Hard Assets Fund

Details about the investment objectives and policies of each of the available investment portfolios, and management fees and expenses, appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios, Policy Owners may also elect to allocate Net Premiums to ANLIC's Fixed Account. (See the section on the Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF A REGENT 2000 POLICY WORK?

A Regent 2000 Policy provides for the payment of a minimum Death Benefit upon the Second Death. The amount of the minimum death benefit -- sometimes referred to as the Specified Amount of your Regent 2000 Policy -- is chosen by you at the time your Regent 2000 Policy is established. However, Death Benefit Proceeds -- the actual amount that will be paid after ANLIC receives Satisfactory Proof of Death -- may vary over the life of your Regent 2000 Policy, depending on which of the two available coverage options you select.

If you choose Option A, the Death Benefit payable under your Regent 2000 Policy will be the Specified Amount of your Regent 2000 Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, the Death Benefit payable under your Regent 2000 Policy will be the Specified Amount of your Regent 2000 Policy PLUS the Accumulation Value of your Regent 2000 Policy, or if it is higher, the applicable percentage of the Accumulation Value on the Second Death. In either case, the applicable percentage is established based on the Attained Age at the Second Death. (See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING A REGENT 2000 POLICY?

Yes. Over the life of your Regent 2000 Policy, the Subaccounts to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your Regent 2000 Policy and may result in loss of principal. For this reason, the purchase of a Regent 2000 Policy may not be suitable for all individuals. It may not be advantageous to purchase a Regent 2000 Policy to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a Regent 2000 Policy (page A-1).

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A REGENT 2000 POLICY IN FORCE? Like traditional life insurance policies, a Regent 2000 Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before your Regent 2000 Policy becomes effective.

The distinction between traditional life policies and a Regent 2000 Policy is that a Regent 2000 Policy will not lapse simply because premium payments are not made according to that payment schedule. However, a Regent 2000 Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your Regent 2000 Policy falls below zero or premiums paid do not, in the aggregate, equal the premium necessary to satisfy the Minimum Benefit or the Guaranteed Death Benefit requirements. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED TO ME?

Your Regent 2000 Policy will be issued after a completed application is accepted, and the initial premium payment is received, by ANLIC at its Administrative Office. ANLIC's Administrative Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. Your initial Net Premium will be allocated on the Issue Date to the Subaccount and/or the Fixed Account according to the selections you made in your application. If state or other applicable law or regulation requires return of at least your premium payments should you return the Policy pursuant to the Free-Look Privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or the Fixed Account according to the instructions in your application. You have the right to examine your Regent 2000 Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments according to your Planned Periodic Premium schedule, although you are not required to do so. ANLIC will send premium payment notices to you according to any schedule you select. When ANLIC receives your premium payment at its Administrative Office, we will deduct any applicable Percent of

                                   REGENT 2000
                                       8

Premium Charge for Taxes and the Net Premium will be allocated to the Subaccounts and/or the Fixed Account according to your selections. ( See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, Regent 2000 provides you considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the amount of the Minimum Premium, Guaranteed Death Benefit Premium and/or Net Policy Funding requirement needed to keep your Regent 2000 Policy in force; maximum premium limitations established under the Federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of your Regent 2000 Policy. (See the Section on Premiums.)

IS THE ACCUMULATION VALUE OF MY REGENT 2000 POLICY AVAILABLE WITHOUT SURRENDER?

Yes. You may access the value of your Regent 2000 Policy in one of two ways. First, you may obtain a loan, secured by the Accumulation Value of your Regent 2000 Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your Regent 2000 Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your Regent 2000 Policy by making a partial withdrawal. A partial withdrawal is not subject to Surrender Charges, but is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%).

(See the section on Partial Withdrawals.)

ARE THERE ANY OTHER CHARGES ASSOCIATED WITH OWNERSHIP OF A REGENT 2000 POLICY? Certain states impose premium and other taxes in connection with insurance policies such as Regent 2000. ANLIC may deduct up to 3% of each premium as a Percent of Premium Charge for Taxes. Currently, 2.25% is deducted for this purpose.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate ANLIC for administering each individual Regent 2000 Policy. These charges, which are part of the Monthly Deduction, are calculated and paid on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the Insureds as reflected in relevant actuarial tables. The Administrative Expense Charges are based on your Specified Amount and the Policy duration. They may be increased during the life of your Regent 2000 Policy, up to a maximum of $16 per month plus $.10 per month per $1000 of Specified Amount.

For its services in administering Separate Account I and Subaccounts and as compensation for bearing certain mortality and expense risks, ANLIC is also entitled to receive fees. These fees are calculated daily during the first 15 years of each Regent 2000 Policy, at a combined annual rate of 0.90% of the value of the net assets of the Separate Account I. After the 15th Policy Anniversary Date, the combined annual rate will decrease to .45% of the daily net assets of Separate Account I. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

Finally, because ANLIC incurs expenses immediately upon the issuance of a Regent 2000 Policy that are recovered over a period of years, a Regent 2000 Policy that is Surrendered on or before its 14th Policy Anniversary Date is subject to a Surrender Charge. Additional Surrender Charges may apply if you increase the Specified Amount of your Regent 2000 Policy. Because the Surrender Charge may be significant upon early Surrender, you should purchase a Regent 2000 Policy only if you intend to maintain your Regent 2000 Policy for a substantial period. (See the section on Surrender Charge.)

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the section on Fund Expense Summary.)

WHEN DOES MY REGENT 2000 POLICY TERMINATE?

You may terminate your Regent 2000 Policy by surrendering the Policy while at least one Insured is alive for its Net Cash Surrender Value. As noted above, your Regent 2000 Policy will terminate if you fail to pay required premiums or maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrender and Premiums.)

                                  REGENT 2000

YEAR 2000

Like other insurance companies and their separate accounts, ANLIC and the Separate Account I could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98." Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.

Like all insurance companies, ANLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000(Y2K) project in mid-1997. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.

As of December 31, 1998, ANLIC continues to make progress on the plan to make its computer applications and operating systems Y2K compliant. Continuous testing and monitoring throughout 1999 will help ANLIC continue to meet our contractual and service obligations to our customers. We expect to be fully compliant by July 31, 1999. In addition to our internal efforts, ANLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. In the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K - compliant, there would be a materially adverse effect on us.

Certain vendors and/or business partners, due to their exposure to foreign markets, may face additional Y2K issues. Please see the Funds' prospectuses for information on the Funds' preparedness for Y2K.

ANLIC, THE SEPARATE ACCOUNT AND THE FUNDS

ACACIA NATIONAL LIFE INSURANCE COMPANY
Acacia National Life Insurance Company ("ANLIC") is a stock life insurance company organized in the Commonwealth of Virginia. ANLIC was incorporated on December 9, 1974. ANLIC is currently licensed to sell life insurance in 46 states, and the District of Columbia.

ANLIC is a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia"), a District of Columbia stock company. Acacia is in turn a second tier subsidiary of Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company. The Administrative Offices of both ANLIC and Acacia Life are at 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501.

On January 1, 1999, Ameritas Mutual Insurance Holding Company ("Ameritas Mutual"), a Nebraska mutual insurance holding company and Acacia Mutual Holding Corporation ("Acacia Mutual"), a District of Columbia mutual holding corporation merged and became Ameritas Acacia Mutual Holding Company ("Ameritas Acacia") a Nebraska mutual insurance holding company. Both Ameritas Acacia and Ameritas Holding Company, an intermediate holding company, are organized under the Nebraska Mutual Insurance Holding Company Act. Acacia Life Insurance Company, a subsidiary of Ameritas Holding Company is regulated by the District of Columbia Insurance Department. Ameritas Mutual and its subsidiaries had total assets at December 31, 1998 of over $4.1 billion and Acacia Life and its subsidiaries had total assets as of December 31, 1998 of $2.4 billion. The combined group has total assets of over $6.5 billion.

THE SEPARATE ACCOUNT Acacia National Life Insurance Company Separate Account I ("Separate Account I") was established under Virginia law on January 31, 1995. The assets of Separate Account I are held by ANLIC segregated from all of ANLIC's other assets, are not chargeable with liabilities arising out of any other business which ANLIC may conduct, and income, gains, or losses of ANLIC. Although the assets maintained in Separate Account I will not be charged with any liabilities arising out of ANLIC's other business, all obligations arising under the Policies are liabilities of ANLIC who will maintain assets in Separate Account I of a total market value at least equal to the reserve and other contract liabilities of Separate Account I. The Separate Account I will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account I. Nevertheless, to the extent assets in Separate Account I exceed ANLIC's liabilities in Separate Account I, the assets are available to cover the liabilities of ANLIC's General Account. ANLIC may, from time to time, withdraw assets available to cover the General Account obligations. Separate Account I is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment
trust, which is a type of investment company.   This  does  not  involve any

                                  REGENT 2000
                                       10

SEC supervision of the management or investment policies or practices of Separate Account I. For state law purposes, Separate Account I is treated as a Division of ANLIC.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of Separate Account I and the Funds available for investment by Separate Account I may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. ANLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Policy based on assumptions as to age, sex, and risk class of each Insured, and other Policy specific assumptions.

ANLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account I charges, including the Monthly Deduction, Percent of Premium Charge for Taxes, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS

There are currently nineteen Subaccounts within the Separate Account I available to Policy owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual funds
(collectively, the "Funds"): The Alger American Fund; Calvert Variable Series, Inc.; Dreyfus Stock Index Fund; Neuberger Berman Advisers Management Trust; Oppenheimer Variable Account Fund; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.

The assets of each portfolio of the Funds are held separate from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this Prospectus. All underlying fund information, including Fund prospectuses, has been provided to ANLIC by the underlying Funds. ANLIC has not independently verified this information. One or more of the Portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, hedging instruments, interest rate swaps, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. For example, the Calvert Social Balanced Portfolio may invest up to 20% of its assets in non-investment grade obligations, commonly referred to as "junk bonds". Oppenheimer High Income Fund/VA may also invest in "junk bonds". In addition, certain of the portfolios may invest in securities of foreign issuers, such as the Calvert Variable Series, Inc. MidCap Portfolio which may invest up to 25% of its funds in foreign securities.

Other portfolios invest primarily in the securities markets of developing nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Calvert Variable Series, Inc. Social International Equity Portfolio, Strong International Stock Fund II Portfolio and Van Eck Worldwide Hard Assets Fund Portfolio. The Van Eck Worldwide Hard Assets Fund will also invest at least 25% of its total assets in "Hard Assets" including precious metals, ferrous and non-ferrous metals, gas, petroleum, petrochemicals or other hydrocarbons, forest products, real estate and other basic non-agricultural commodities. It may invest up to 50% of its assets in any one of these sectors. Therefore it may be subject to greater risks and market fluctuations than other investment companies with more diversified portfolios. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.

The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

                                  REGENT 2000

Each Policy owner should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

Separate Account I will purchase and redeem shares from the Portfolios at the net asset value. Shares will be redeemed to the extent necessary for ANLIC to collect charges, pay the Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of Separate Account I and one or more of the Separate
Account is of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing its Separate Account is from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS

---------------------- -------------------------------------------------- ---------------------------
ALGER AMERICAN  FUNDS
---------------------- -------------------------------------------------- ---------------------------
PORTFOLIO              INVESTMENT POLICIES                                OBJECTIVE
---------------------- -------------------------------------------------- ---------------------------
Alger American         Invests in equity  securities,  such as common or  Seeks to provide
Growth Portfolio       preferred stocks, or securities  convertible into  long-term capital or exchangeable for equity securities,  including  appreciation.
                       warrants and rights,  primarily of companies with
                       total  market  capitalization  of $1  billion  or
                       greater.
---------------------- -------------------------------------------------- ---------------------------
Alger American         Invests in equity securities, such as common or    Seeks to provide
MidCap Growth          preferred stocks, or securities convertible into   long-term capital
Portfolio              or exchangeable for equity securities, including   appreciation.
                       warrants  and  rights.  Except  during  temporary
                       defensive period,  the Portfolio invests at least
                       65% of its total assets in equity securities,  of
                       companies  that,  at the time of  purchase of the
                       securities,   have  total  market  capitalization
                       within  the  range  of companies  included in the
                       S & P MidCap 400 index.
---------------------- -------------------------------------------------- ---------------------------
Alger American         Invests in equity securities, such as common or    Seeks to provide
Small Capitalization   preferred stocks, or securities convertible into   long-term capital
                       Portfolio or exchangeable for equity securities,   appreciation.
                       including warrants and rights.   Except  during
                       temporary   defensive  period,  the   Portfolio
                       invests at least 65% of  its  total  assets  in
                       equity  securities, of companies  that, at  the
                       time  of  purchase  of   the  securities,  have
                       total  market capitalization  within  the range
                       of companies included in the Russell 2000
                       Growth Index.
---------------------- -------------------------------------------------- ---------------------------
CALVERT
VARIABLE
SERIES
---------------------- -------------------------------------------------- ---------------------------
                                 REGENT 2000
                                       12

Calvert  Social Money  Invests in money market  instruments,  including   Seeks to provide the
Market Portfolio       repurchase agreements with recognized  securities  highest level of current
                       dealers  and banks  secured by such  instruments,  income,   consistent  with
                       selected   in   accordance    with    portfolio's  liquidity,    safety   and
                       investment and social criteria.                    security of capital.
---------------------- -------------------------------------------------- ---------------------------
Calvert Social Small   Equity securities of small capitalized growth      Seeks, with a concern for
Cap Growth  Portfolio  companies  that have  historically  exhibited      social impact, to achieve
                       exceptional  growth  characteristics  and that in  long-term   capital
                       the  investors   advisors   opinion  have  strong  appreciation  by investing
                       earnings  potential  relative to the U.S.  market  primarily  in  the  equity
                       as a whole.                                        securities   of  small
                                                                          companies  publicly traded
                                                                          in the United States.
---------------------- -------------------------------------------------- ---------------------------

Calvert Social Mid     A portfolio of non-diversified  equity securities  Seeks  to provide long-term
Cap Growth Portfolio   of  small  to   mid-sized   companies   that  are  capital appreciation.
                       undervalued   but  demonstrate  a  potential  for
                       growth.
---------------------- -------------------------------------------------- ---------------------------

Calvert Social         Normally will invest at least 65% of its assets    Seeks to provide a high
International Equity   in the securities of issuers in no less than       return by  investing  in a
Portfolio              three  countries  other than the United  States.   globally diversified
                       Investments  in securities  of U.S.  issuers will  portfolio     of    equity
                       be limited to 5% of net assets.                    securities.
---------------------- -------------------------------------------------- ---------------------------
Calvert Social         An actively managed portfolio of stocks, bonds     Seeks to achieve a total
Balanced  Portfolio    and money market  instruments  (including          return above the rate of
                       repurchase    agreements  secured   by    such     inflation.
                       instruments)  selected  with a  concern for the
                       investment and social impact of each investment.
---------------------- -------------------------------------------------- ---------------------------
DREYFUS STOCK
 INDEX FUND
---------------------- -------------------------------------------------- ---------------------------
Dreyfus  Stock         Fully  invested  in stocks which compose the S&P   To  provide investment
Index Fund             500 Index,  and in any event at least 80% of net   results that correspond
                       assets will be so invested.                        to  the  price  and  yield
                                                                          performance   of  publicly
                                                                          traded   stocks   in   the
                                                                          aggregate,  as represented
                                                                          by the  Standard  & Poor's
                                                                          500 composite Price Index.
---------------------- -------------------------------------------------- ---------------------------
NEUBERGER BERMAN
ADVISERS MANAGEMENT
TRUST
---------------------- -------------------------------------------------- ---------------------------
Limited Maturity       The Portfolio will invest in a diversified         Seeks to provide the
Bond Fund              portfolio of fixed and variable debt securities    highest current income
                       and seeks to increase  income and preserve or      consistent with low risk
                       enhance  total return by actively  managing        to principal and
                       average  portfolio  maturity in light of           liquidity.
                       market conditions and trends.
---------------------- -------------------------------------------------- ---------------------------
                       The Portfolio  invests in securities  believed to  Seeks capital appreciation
Growth Portfolio       have the maximum  potential for long term capital  without regard to income.
                       appreciation.  It  does  not  seek to  invest  in
                       securities  that pay  dividends or interest,  and
                       such income is incidental.
---------------------- -------------------------------------------------- ---------------------------
                                  REGENT 2000
                                       13

OPPENHEIMER VARIABLE
ACCOUNT FUNDS
---------------------- -------------------------------------------------- ---------------------------
Oppenheimer            The  Portfolio   will  invest  in  securities  of  Seeks to  achieve  capital
Aggressive Growth      companies  believed to have relatively  favorable  appreciation, by investing
Fund/VA                long-term  prospects  for  increasing  demand for  in "growth-type" companies.
                       their goods or services,  or to be developing new
                       products,  services or  markets,  and  normally
                       retain a relatively larger portion of their
                       earnings for research, development and investment
                       in capital assets.
---------------------- -------------------------------------------------- ---------------------------
Oppenheimer  Capital   The Portfolio will  emphasize  investments in      Seeks capital appreciation by
Appreciation  Fund/VA  securities of well-known and established           investing in   securities
                       companies.   Such  securities  generally  have  a  of  well known
                       history of earnings and  dividends and are issued  established companies.
                       by seasoned companies.
---------------------- -------------------------------------------------- ---------------------------
Oppenheimer  Main      Its equity  investments will include common        Seeks a high total return
Street Growth &        stocks, preferred stocks, convertible securities   (which includes growth in
Income Fund/VA         and warrants. Its debt securities will include     the value of its shares
                       bonds,   participation  interests,   asset-backed  as  well  as  current
                       securities,   private   label   mortgage   backed  income)  from  equity  and
                       securities    and     collateralized     mortgage  debt securities.
                       obligations,  zero  coupon  securities  and  U.S.
                       obligations.
---------------------- -------------------------------------------------- ---------------------------
Oppenheimer  High      Investments in high yield  fixed-income            Seeks a high level of
Income Fund/VA         securities (including long-term debt and           current income.
                       preferred  stock  issues,  including  convertible
                       securities)   believed  by  the  Manager  not  to
                       involve  undue  risk.  Fund will  assume  certain
                       risks in seeking high yield including  securities
                       in the lower ratings  categories,  commonly known
                       as "junk bonds".
---------------------- -------------------------------------------------- ---------------------------
Oppenheimer            Income is principally derived from interest on     Seeks a high level of
Strategic Bond         debt securities and the Fund seeks to enhance      current income by
Fund/VA                such income by writing covered call options on     investing primarily in a
                       debt  securities.  The  Fund  intends  to  invest  diversified  portfolio  of
                       primarily   in   (i)   foreign   government   and  high  yield   fixed-income
                       corporate debt  securities  (ii) U.S.  Government  securities.
                       Securities,  and  (iii)  lower-rated  high  yield
                       domestic debt securities,  commonly known as junk
                       bonds.
---------------------- -------------------------------------------------- ---------------------------
STRONG VARIABLE
INSURANCE FUNDS
---------------------- -------------------------------------------------- ---------------------------
Strong International   Invests  primarily  in the equity  securities  of  Seeks growth of capital.
Stock Fund II          issuers  located  outside the United States.  The
                       portfolio  will  invest at least 65% of its total
                       assets in foreign  equity  securities,  including
                       common stocks,  preferred stocks,  and securities
                       that are  convertible  into  common or  preferred
                       stocks,  such as warrants and convertible  bonds,
                       that are  issued  by  companies  whose  principal
                       headquarters   are  located  outside  the  United
                       States.

                                  REGENT 2000
                                       14

---------------------- -------------------------------------------------- ---------------------------
Strong  Discovery      The Portfolio invests in securities believed  to   Seeks to provide growth
Fund II                represent long-term prospects for growth. The      of capital.
                       Portfolio normally emphasizes equity securities,
                       although it has the  flexibility to invest in any
                       type of security that the Advisor  believes has
                       the  potential for capital  appreciation.  The
                       Portfolio may invest up to 100% of its total assets
                       in  equity  securities,  including  common
                       stocks, preferred  stocks, and securities that are
                       convertible into common or preferred  stocks, such as
                       warrants and convertible  bonds. The Portfolio may also
                       invest  100% of its  total  assets  in debt  obligations,
                       including intermediate to long-term corporate or U.S.
                       government debt securities.
---------------------- -------------------------------------------------- ---------------------------
VAN ECK
WORLDWIDE INSURANCE
TRUST
---------------------- -------------------------------------------------- ---------------------------
Worldwide  Hard        The  Worldwide  Hard Assets Fund must invest at    Seeks  long-term capital
Assets Fund            least 25% of its total assets in "Hard Assets"     appreciation by investing
                       including    precious    metals, ferrous  and      globally,   primarily   in
                       non-ferrous      metals,   gas,   petroleum,       "Hard Assets"  securities.
                       petrochemicals  or other  hydrocarbons, forest     Income   is  a   secondary
                       products,    real  estate   and   other   basic    consideration.
                       non-agricultural commodities.  An additional but
                       not fundamental policy,  it may invest up to 50%
                       of its assets in any one of these sectors.
---------------------- -------------------------------------------------- ---------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

ANLIC reserves the right, subject to applicable law, to add, delete, combine or substitute investments in Separate Account I if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. ANLIC may operate Separate Account I as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other ANLIC separate accounts. ANLIC may also transfer the assets of Separate Account I to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, ANLIC may, by appropriate endorsement, change the policy to reflect the changes. In addition, ANLIC may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account I. ANLIC will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT

You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account I and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account I to the Fixed Account are placed in ANLIC's General Account. The General Account includes all of ANLIC's assets, except those assets segregated in ANLIC's Separate Accounts. ANLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. ANLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally

                                   REGENT 2000
applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

ANLIC guarantees that it will credit interest at a declared rate of at least 3.5%. ANLIC may, at its discretion, set a higher declared rate(s ). Each month ANLIC will establish the declared rate for the Policies with a Policy Date or Policy Anniversary Date in that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. ANLIC reserves the right to change the declaration practice, and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from ANLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy owner with both lifetime insurance protection and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase both the Minimum Premium and the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Minimum Premium and Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account I. Thus the Policy owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account I. If the Minimum Premium or Guaranteed Death Benefit Premium is satisfied by Net Policy Funding, ANLIC will keep the Policy in force during the appropriate period and provide a Death
Benefit. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, ANLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Second Death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Second Death occurs. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy owner, or to your estate.

DEATH BENEFIT OPTIONS

The Policy provides two Death Benefit options. The Policy owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount is $100,000. The Net Amount at Risk for Option A will generally be less than the Net Amount at Risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.

                                  REGENT 2000
                                       16

OPTION A.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value at the Second Death. The applicable percentage is 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and at Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.

OPTION B.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value at the Second Death. The applicable percentage is the same as under Option A: 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount.). Policy owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending ANLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by ANLIC. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.
                                  REGENT 2000

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the Net Amount at Risk. Changing from Option B to Option A generally will decrease the Net Amount at Risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance rate will increase with the ages of the Insureds, even though the Net Amount at Risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount affects the Net Amount at Risk, which affects the Cost of Insurance and may have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by ANLIC. The Specified Amount of a Policy may be changed only once per year and ANLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000. In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. ANLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $50,000, and an increase cannot be made if either Insured was over age 85 on the previous Policy Anniversary Date. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time either the Minimum Benefit or the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See the section on Charges and Deductions.)

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance  protection provided by a Policy
- the difference between the Death Benefit and the Accumulation Value - in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Minimum Benefit or Guaranteed Death Benefit provision is in effect. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policy owner may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
                                  REGENT 2000

     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus
     (2)  The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4)  Any Net Premiums received on that Valuation Date; less
     (5)  Any partial  withdrawal,  and its charge, made on that Valuation Date;
          less
     (6)  Any Monthly Deduction to be made on that Valuation Date; less
     (7)  Any federal or state income  taxes  charged  against the  Accumulation
          Value

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:
     (1) multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minu
     (2) a charge for mortality and expense risk at an annual rate of .75% in Policy Years 1-15, decreasing to .30% thereafter; minus
     (3) a charge for administrative service expenses at an annual rate of .15%; and
     (4) dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.

 (See the section on Daily Charges Against the Separate Account I.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The Net Asset Value for each Fund Portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after ANLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy owner may decide the form in which Death Benefit Proceeds will be paid. While at least one Insured is alive, the Policy owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, ANLIC will pay Death Benefit Proceeds or Accumulation Value Benefits in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the Second Death the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, ANLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to ANLIC's General Account. ANLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

                                  REGENT 2000

     OPTION AI--INTEREST PAYMENT OPTION. ANLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by ANLIC.

     OPTION AII--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount ANLIC holds runs out.

     OPTION B--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

     OPTION C--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     OPTION D--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by ANLIC. Further, one of ANLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy owner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS

LOAN PRIVILEGES. The Policy owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while at least one Insured is living. Policy owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters).

LOAN INTEREST. ANLIC charges interest to Policy owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is (1) the Accumulation Value, minus (2) total premiums paid minus any partial withdrawals previously taken , and minus (3) the portion of any Outstanding Policy Debt held at a reduced loan rate. However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, ANLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any

                                  REGENT 2000

Accrued Expense Charges, the Policy owner must pay the excess. ANLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after ANLIC sends the notice, the Policy will terminate without value ("lapse".) Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS

At any time while at least one Insured is alive, the Policy owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to ANLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at ANLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Surrenders may be subject to Surrender Charges. (See the section on Surrender Charge.) Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to ANLIC along with the request. ANLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction - Cost of Insurance and Death Benefit Options--Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.) Partial withdrawals will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account I and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each

                                  REGENT 2000
additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. (See the section on Transfer Charge.) Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. ANLIC will not be able to process the transfer if the Fund manager refuses. Transfers resulting from Policy loans or exercise of the exchange privilege will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. ANLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date, as noted below. Transfers out of the Fixed Account are limited to the greater of
(1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone will be made available to Policy owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policy owners who do not wish to authorize ANLIC to accept telephone transactions from their registered representative must so specify on the application. ANLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, ANLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures ANLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policy owner to provide the Policy number at the time of giving transfer instructions; ANLIC's tape recording of all telephone transfer instructions; and ANLIC providing written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS
ANLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines ANLIC may establish from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether any transfer fee may apply. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. ANLIC reserves the right to modify, suspend or terminate such programs at any time. Use of systematic programs may be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct ANLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis according to Your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct ANLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after ANLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the net premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to ANLIC at its Administrative Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

                                  REGENT 2000

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to ANLIC's Administrative Office ( 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). A Policy will generally be issued only to individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85, and both of whom supply satisfactory evidence of insurability to ANLIC. Acceptance is subject to ANLIC's underwriting rules, and ANLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by ANLIC in its administrative Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received and available to ANLIC, and the application amendments are received and reviewed in ANLIC's Administrative Office. Your initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections you made in your application. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in your application.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if a lower Issue Age for either Insured results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy Date is backdated.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to the smaller of (1) the amount of insurance applied for, or (2) $250,000. Premium will not be accepted with applications for coverage in amounts of $1,000,000 or more.

PREMIUMS
No insurance will take effect before the initial premium payment is received by ANLIC in federal funds. The initial premium payment must be at least equal to the monthly Minimum Premium times one more than the number of months between the Policy Date and the Issue Date. Subsequent premiums are payable at ANLIC's Home Office. A Policy owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charge for Taxes, the Policy may have a zero Net Cash Surrender Value and lapse. Net Policy Funding, if adequate, may satisfy Minimum Premium and/or Guaranteed Death Benefit Premium requirements. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You may want to consider setting the Planned Periodic Premium no lower than the Guaranteed Death Benefit Premium to assure proper funding of the Guaranteed Death Benefit. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. ANLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although ANLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force unless the Minimum Benefit or Guaranteed Death


                                  REGENT 2000

Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. ANLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. ANLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. ANLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, ANLIC will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. ANLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's Net Amount at Risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy owner, an additional premium payment may be required. ANLIC will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge for Taxes.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office in writing or by telephone. If there is any Outstanding Policy Debt at the time of a payment, ANLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

On the Issue Date, the initial Net Premium will be allocated to the Investment Options you selected. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options you selected. Premium payments received by ANLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by ANLIC for the period from the date the payment has been converted into federal funds and is available to ANLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment, unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date ANLIC mails a notice that the Grace Period has begun. ANLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with ANLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the lesser of (1) Monthly Deductions plus Percent of Premium Charge for Taxes for the three Policy Months after commencement


                                  REGENT 2000
of the Grace Period, plus projected loan interest that would accrue over that period, or (2) the premium required under the Minimum Benefit or Guaranteed Death Benefit provisions, if applicable, to keep the Policy in effect for three months from the commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Second Death occurs during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period, provided both Insureds are living. We will reinstate your Policy based on the rating classes of the Insureds at the time of the reinstatement.

Reinstatement is subject to the following:

     (1) Evidence of insurability of both Insureds satisfactory to ANLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4)  The minimum premium required at reinstatement is the greater of:
          (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or
          (b)  three times the current Monthly Deduction.

The amount of Accumulation Value on the date of reinstatement will equal:

     (1) the amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2)  the premium paid at reinstatement, less
     (3)  the Percent of Premium Charge for Taxes , plus
     (4) that part of the Surrender Charge that would apply if the Policy were Surrendered on the date of reinstatement.

The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt is reinstated, that debt will be held in ANLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by ANLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate  ANLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE FOR TAXES. A deduction of up to 3% of the premium is made from each premium payment; currently the charge is 2.25%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters .) ANLIC does not expect to derive a profit from the Percent of Premium Charge for Taxes.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate ANLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options in accordance with your instructions. If no instructions are given the charges will be allocated prorata among the Investment Options. Each of these charges is described in more detail below.
                                  REGENT 2000

ADMINISTRATIVE EXPENSE CHARGE. To compensate ANLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a level per policy charge plus a charge per $1000 of Specified Amount. For Specified Amounts between $100,000 and $999,999, the charge is currently $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; currently there is no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge of $.05 per month per $1000 of Specified Amount in years 1-5. It is anticipated that charge will reduce to $0 in year 6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus $.05 per month per $1000 of Specified Amount. ANLIC does not expect to make any profit from the Administrative Expense Charge.

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. ANLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the Net Amount at Risk for each Policy Month.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rates are based on the Issue Age, sex and risk class of each Insured and the Policy duration. The rates will vary depending upon tobacco use and other risk factors. The rates will be based on ANLIC's expectations of future experience with regard to mortality, interest, persistency, and expenses, but will not exceed the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the Policy. The guaranteed rates for standard rating classes are calculated from the 1980 Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The guaranteed rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. One-half the amount of any Flat Extra Rating is added to the Cost of Insurance Rate and thus will be deducted as part of the Monthly Deduction on each Monthly Activity Date. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, sex, risk class and whose Policies have been in effect for the same length of time

The Cost of Insurance Rates, Surrender Charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a sex-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

RATING CLASS. The rating class of each Insured will affect the Cost of Insurance Rate. ANLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than when either or both Insureds are in a rating class with higher mortality risks.

SURRENDER CHARGE
If a Policy is Surrendered on or before the 14th Policy Anniversary Date, ANLIC will assess a Surrender Charge as shown in the schedule pages of the Policy. The initial Surrender Charge is calculated based on the Issue Age, sex and risk class of each Insured, and the Specified Amount of the Policy. The Surrender Charge, if applicable, will be applied according to the following schedule.
Because the Surrender Charge may be significant upon early Surrender, prospective Policy owners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

The maximum Surrender Charge on a Policy we issue is $60 per $1,000 of Specified Amount.

------------------ ---------------------- --------------- ----------------------
    Policy Year     Percent of Initial      Policy Year     Percent of Initial
                     Surrender Charge                     Surrender Charge that
                      that will apply                       will apply during
                    during Policy Year                         Policy Year
------------------ ---------------------- --------------- ----------------------
        1-5                100%                 11                 40%
------------------ ---------------------- --------------- ----------------------
         6                  90%                 12                 30%
------------------ ---------------------- --------------- ----------------------

                                   REGENT 2000

------------------ ---------------------- --------------- ----------------------
         7                  80%                 13                 20%
------------------ ---------------------- --------------- ----------------------
         8                  70%                 14                 10%
------------------ ---------------------- --------------- ----------------------
         9                  60%                 15+                 0%
------------------ ---------------------- --------------- ----------------------
         10                 50%
------------------ ---------------------- --------------- ----------------------

No Surrender Charge will be assessed on decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. ANLIC will, however, require additional Surrender Charges due to increases in Specified Amount. The initial Surrender Charge applicable to the increase in the Specified Amount will equal the initial Surrender Charge for the original Specified Amount, multiplied by the ratio of the increase in Specified Amount to the original Specified Amount. Surrender Charges on increases in Specified Amount will be applied with respect to Surrenders within 14 years of the date of the increase according to the same grading schedule as for the original Specified Amount.

TRANSFER CHARGE. Currently there is no charge for transfers among the investment options in excess of fifteen per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate ANLIC for the costs of processing the transfer. Since the charge reimburses ANLIC only for the cost of processing the transfer, ANLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate ANLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT

A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account I to compensate ANLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account I is at the rate of 0.002050% (equivalent to an annual rate of .75%) for Policy Years 1-15 and .000820% (equivalent to an annual rate of .30%) The daily charge will be deducted from the net asset value of Separate Account I, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

ANLIC believes that this level of charge is within the range of industry practice for comparable survivorship flexible premium variable universal life policies. The mortality risk assumed by ANLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account I on a daily basis. This charge is applied at a rate of 0.000409% (equivalent to .15% annually). No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

FUND EXPENSE SUMMARY
In addition to the charges against Separate Account I described just above, management fees and expenses will be assessed by Alger, Calvert, Dreyfus, Neuberger Berman, Oppenheimer, Strong and Van Eck against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below relating to the Funds was provided to ANLIC by the Funds and ANLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that

                                  REGENT 2000
is not affiliated with ANLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. The amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1998, was as follows:


                            PORTFOLIO ANNUAL EXPENSES
           (EXPRESSED AS A PERCENTAGE OF NET ASSETS OF EACH PORTFOLIO)

                                                              OTHER     TOTAL
                   PORTFOLIO                     MANAGEMENT  EXPENSES  PORTFOLIO
                                                    FEES                 ANNUAL
                                                                       EXPENSES
------------------------------------------------ ----------- --------- ---------
Alger American Growth Portfolio                    0.75%       0.04%     0.79%
Alger American MidCap Growth Portfolio             0.80%       0.04%     0.84%
Alger American Small Capitalization Portfolio      0.85%       0.04%     0.89%
Calvert Social Money Market Portfolio              0.50%       0.16%     0.66%1
Calvert Social Small Cap Growth Portfolio          1.00%       0.33%     1.33%1
Calvert Social Mid Cap Growth Portfolio            0.90%       0.16%     1.06%1
Calvert Social International Equity Portfolio      1.10%       0.70%     1.80%2
Calvert Social Balanced Portfolio                  0.70%       0.18%     0.88%1
Dreyfus Stock Index Fund                           0.25%       0.01%     0.26%
Neuberger Berman Advisers Management Trust
Limited Maturity Bond Portfolio                    0.65%       0.11%     0.76%
Neuberger Berman Advisers Management Trust         0.83%       0.09%     0.92%
Growth Portfolio
Oppenheimer Aggressive Growth Fund/VA              0.69%       0.02%     0.71%
Oppenheimer Capital Appreciation Fund/VA           0.72%       0.03%     0.75%
Oppenheimer Main Street Growth & Income Fund/VA    0.74%       0.05%     0.79%
Oppenheimer High Income Fund/VA                    0.74%       0.04%     0.78%
Oppenheimer Strategic Bond Fund/VA                 0.74%       0.06%     0.80%
Strong International Stock Fund II                 1.00%       0.62%     1.62%
Strong Discovery Fund II                           1.00%       0.23%     1.23%
Van Eck Worldwide Hard Assets Fund                 1.00%       0.20%     1.20%3


--------

     1 THE FIGURES ARE BASED ON EXPENSES FOR FISCAL YEAR 1998, AND HAVE BEEN RESTATED TO REFLECT THE ELIMINATION OF THE PERFORMANCE ADJUSTMENT IN CVS BALANCED AND MID CAP PORTFOLIOS. THE RESTATEMENT INCLUDES THE ADDITION OF 0.01% TO BOTH PORTFOLIOS.

     2 TOTAL EXPENSES ARE PRESENTED NET OF EXPENSE WAIVERS AND REIMBURSEMENTS. FOR THE CVS INTERNATIONAL EQUITY PORTFOLIO, TOTAL EXPENSES ARE 1.65% AND EXPENSES REIMBURSED 0.15% THEREFORE GROSS EXPENSES ARE 1.80%. THERE WERE NO EXPENSE WAIVERS OR REIMBURSEMENTS IN ANY OTHER CVS PORTFOLIOS.

     "OTHER EXPENSES" REFLECT AN INDIRECT FEE. NET FUND OPERATING EXPENSES AFTER REDUCTIONS FOR FEES PAID INDIRECTLY (AGAIN RESTATED FOR CVS BALANCED AND MID
CAP) WOULD BE 0.86% FOR CVS BALANCED, 1.01% FOR CVS MID CAP, 0.63% FOR CVS MONEY MARKET, 1.56% FOR CVS INTERNATIONAL EQUITY AND 1.12 FOR CVS SMALL CAP.

     3 EXPENSE IS REDUCED TO 1.16% BY THE DIRECTED BROKERAGE AND CUSTODIAN FEE ARRANGEMENT.

                                  REGENT 2000

ANLIC may receive administrative fees from the investment advisers of certain Funds. ANLIC currently does not assess a separate charge against the Separate Account I or the Fixed Account for any federal, state or local income taxes. ANLIC may, however, make such a charge in the future if income or gains within the Separate Account I will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of ANLIC changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by ANLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from ANLIC.

CONTROL OF POLICY. The Policy owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy owner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last Policy owner to die.

BENEFICIARY. Policy owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Second Death, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiaries of the next class; otherwise to the Policy owner; otherwise to the estate of the Policy owner.

CHANGE OF BENEFICIARY The Policy owner may change the Beneficiary by written request at any time while at least one Insured is alive unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. ANLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with ANLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and ANLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to ANLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Second Death, the Death Benefit Proceeds shall be paid in one sum to the Policy owner, if living; otherwise to any successor-owner, if living; otherwise to the Policy owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. ANLIC cannot contest the Policy or reinstated Policy while at least one Insured is alive after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, ANLIC cannot contest an increase in the Specified Amount or addition of a rider while at least one Insured is alive, after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision. We may require proof prior to the end of the appropriate contestability period that both Insureds are living.

MISSTATEMENT OF AGE AND SEX. If the age or sex of either Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the correct age and sex of the Insureds. The Death Benefit Proceeds will be adjusted correspondingly.

                                  REGENT 2000

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If either Insured, while sane or insane, commits suicide within two years after the Policy Date, ANLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If either Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, ANLIC's liability with respect to such increase will only be its total cost of insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at the Second Death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account I's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy owner's bank.

REPORTS AND RECORDS. ANLIC will maintain all records relating to the Separate Account I and will mail to the Policy owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy owner may receive confirmation of such transactions in their quarterly statements. The Policy owner should review the information in these statements carefully. All errors or corrections must be reported to ANLIC immediately to assure proper crediting to the Policy. ANLIC will assume all transactions are accurately reported on quarterly statements unless ANLIC is notified otherwise within 30 days after receipt of the statement. The Policy owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS.) Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction.

        ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER.) Upon satisfactory Proof of Death of one Insured, and satisfactory proof of terminal illness of the last surviving Insured after the two-year contestable period, (no waiting period in certain states) ANLIC will accelerate the payment of up to 50% of the lowest scheduled Death
        Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

        Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by ANLIC or its affiliates that provide coverage on the surviving Insured. ANLIC may charge the lesser of 2% of the benefit or $50 as an expense charge to cover the costs of administration.

        Satisfactory proof of terminal illness of the last surviving Insured must include a written statement from a licensed physician who is not related to the Insured or the Policy owner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the date of the physician's statement. Further, the condition must first be diagnosed while the Policy is in force.

        The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the Policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the Policy loan interest rate. There is no extra premium for this rider.

                                  REGENT 2000

        ESTATE PROTECTION RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds during the first four Policy Years.

        FIRST-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two Insureds.

        SECOND-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds.

        TERM RIDER FOR COVERED INSURED. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of the rider Insured, as identified. The rider may be purchased on either Insured or an individual other than the Insureds.

        TOTAL DISABILITY RIDER. This rider provides for the payment by ANLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value. The rider may be purchased on either or both Insureds.

        POLICY SPLIT OPTION.   This rider allows the Policy to be split into two
        individual  policies,  subject  to  evidence  of  insurability  on  both
        Insureds.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is The Advisors Group, Inc ("TAG"). a second tier wholly owned subsidiary of Acacia Life Insurance Company and an affiliate of ANLIC. TAG is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). ANLIC pays TAG for acting as the principal underwriter under an Underwriting Agreement.

TAG offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. TAG also serves as principal underwriter for ANLIC's variable annuities and variable life contracts. It also has executed selling agreements with a variety of mutual funds, issuers of unit investment trusts, and direct participation programs.

The Policies are sold through Registered Representatives of TAG or other broker-dealers which have entered into selling agreements with ANLIC or TAG. These Registered Representatives are also licensed by state insurance officials to sell ANLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD. In 1998, TAG received gross variable universal life compensation of $17,177,000 and retained $11,250 in underwriting fees, and $3,113,000 in brokerage commissions on ANLIC's variable universal life policies.

Under these selling agreements, ANLIC pays commission to the broker-dealers, which in turn pay commissions to the Registered Representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of
 .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, ANLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered Representatives who meet certain production standards may receive additional compensation. ANLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of ANLIC or any of its affiliates, employees and registered representatives of any broker dealer that has entered into a sales agreement with ANLIC or TAG and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

ADMINISTRATION

ANLIC has contracted with Ameritas Life Insurance Corp. ("Ameritas"), having its principal place of business at 5900 "O" Street, Lincoln, Nebraska 68501 for it to provide ANLIC with certain administrative services for the Survivorship flexible premium variable life policies. Ameritas is an affiliate of ANLIC and a Member of the Ameritas Acacia Family

                                   REGENT 2000
of Companies. Pursuant to the terms of a Service Agreement, Ameritas will act as record keeping Service Agent for the policies and riders for an initial term of three years and any subsequent renewals thereof. Ameritas under the direction of ANLIC will perform Administrative functions including issuance of policies for reinstatement, term conversion, plan changes and guaranteed insurability options, generation of billing and posting of premium, computation of valuations, calculation of benefits payable, maintenance of administrative controls over all activities, correspondence, and data, and providing management reports to ANLIC.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws. (See discussion in the section on Deductions From Premium Payments - Percent of Premium Charge for Taxes.) This discussion is based upon ANLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. ANLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insureds, Policy owner or Beneficiary may be altered.

(1) TAXATION OF ANLIC. ANLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account I is not a separate entity from ANLIC, and its operations form a part of ANLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account I are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. ANLIC believes that Separate Account I net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

    ANLIC does not currently expect to incur any federal income tax liability attributable to Separate Account I with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account I for federal income taxes. If, however, ANLIC determines that it may incur such taxes attributable to Separate Account I, it may assess a charge for such taxes against the Separate Account I.

    ANLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account I. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account I, if any, may be assessed against Separate Account I.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. While ANLIC believes that the Policy meets the statutory definition of a life insurance contract under Internal Revenue Code Section 7702 and should receive federal income tax treatment consistent with that of a fixed-benefit life insurance policy, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, certain tax requirements relating to survivorship variable universal life policies). ANLIC reserves the right to make changes to the Policy if deemed appropriate by ANLIC to attempt to assure qualification of the Policy as a life insurance contract. If the Policy were determined not to qualify as life insurance under Code Section 7702, the Policy would not provide the tax advantages normally provided by life insurance. If the Death Benefit of a Policy is changed, the applicable defined limits may change.

    The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

    Certain benefits the Policy owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive

                                  REGENT 2000
     payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by ANLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to prevent the Policy from becoming a modified endowment contract. All modified endowment policies issued by ANLIC to the same Policyholder in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

    The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of Separate Account I to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. Separate Account I, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

    ANLIC does not have control over the Funds or their investments. However, ANLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, ANLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.

    In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a Separate Account I. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, ANLIC reserves the right to modify the Policy as necessary to prevent the Policy owner from being considered the owner of the assets of the Separate Account I or otherwise to qualify the Policy for favorable tax treatment.

    The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. ANLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, ANLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under
    Section 101(a)(1) of the Code and the Policy owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender.

    DISTRIBUTIONS FROM POLICIES THAT ARE NOT "MODIFIED ENDOWMENT CONTRACTS". Distributions (while one or both Insureds are still alive) from a Policy that is not a modified endowment contract are generally treated as first a recovery of the investment in the Policy and then only after the return of all such investment, as disbursing taxable `income. However, in the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy owner in order for the Policy to continue complying with the Section 7702 defined limits on premiums and Accumulation Values, such distributions will be taxable as ordinary income to the Policy owner (to the extent of any gain in the Policy) as prescribed in Section 7702. In addition, upon a complete surrender or lapse of a Policy that is not a "modified endowment contract", if the amount received plus the amount of any outstanding Policy debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income for tax purposes. Investment in the Policy means (1) the total amount of any premiums paid for the Policy plus the amount of any loan received under the policy to the extent the loan is included in gross income of the Policy owner minus (2) the total amount received under the Policy by the Policy owner that was excludable from gross income, excluding any non-taxable loan received under the Policy.

    ANLIC also believes that loans received under a Policy that is not a "modified endowment contract" will be treated as debt of the Policy owner and that no part of any loan under a Policy will constitute income to the Policy owner so long as the Policy remains in force, unless the Policy becomes a "modified endowment contract." See discussion of modified endowment contract distributions in the section on Tax Status of the Policy. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

                                  REGENT 2000

    Except for Policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repeals the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for existing debt are included in the Health Insurance Act. The transitional rules include a phase-out of the deduction for debt incurred (1) before January 1, 1996, or (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurs over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA `97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). TRA `97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA `97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. Policy Owners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

    DISTRIBUTION FROM POLICIES THAT ARE "MODIFIED ENDOWMENT CONTRACTS". Should the Policy become a "modified endowment contract", partial withdrawals, full surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of the gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary.

    The right to exchange the Policy for a survivorship flexible premium adjustable life insurance policy (See the section on Exchange Privilege.), the right to change Policy owners (See the section on General Provisions.), and the provision for partial withdrawals (See the section on Surrenders.) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis"), that are not treated as previously withdrawn by the Policy owner, the excess generally will be taxed as ordinary income.

    Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy owner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of competent tax counsel should be sought in connection with use of life insurance in a qualified plan.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

ANLIC holds the assets of Separate Account I. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. ANLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

ANLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. ANLIC does not engage any such third parties to offer such services of any type. In certain cases, ANLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with ANLIC for the sale of Policies. ANLIC takes no responsibility for the investment allocations and transfers transacted on a Policy owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

                                  REGENT 2000

VOTING RIGHTS

ANLIC is the legal holder of the shares held in the Subaccounts of Separate Account I and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, ANLIC will vote all shares of each of the Funds held in Separate Account I at regular and special shareholder meetings of the Funds according to instructions received from Policy owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy owners are received and Fund shares held in each Subaccount which do not support Policy owner interests will be voted by ANLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, ANLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. ANLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, ANLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if ANLIC reasonably disapproves those changes in accordance with applicable federal regulations. If ANLIC does disregard voting instructions, it will advise Policy owners of that action and its reasons for the action in the next annual report or proxy statement to Policy owners.

STATE REGULATION OF ANLIC

ANLIC, a stock life insurance company organized under the laws of Virginia, is subject to regulation by the Virginia Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of ANLIC and Separate Account I as of December 31 of the preceding year must be filed with the Virginia Department of Insurance. Periodically, the Virginia Department of Insurance examines the liabilities and reserves of ANLIC and Separate Account I.

In addition, ANLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF ANLIC

Shows name and position(s) with ANLIC followed by the principal occupations for the last five years.(1)

Name and Position(s)         Principal Occupation
With Acacia National         Last Five Years
--------------------         -----------------------------
Charles T. Nason             Chairman of the Board and
Chairman of the Board,       Chief Executive Officer since Nov. 1, 1998
and Chief Executive Officer  Director, Ameritas Life Insurance Corp. since
and Director                 February 1999
                             Chairman, President and Chief Executive Officer until Nov. 1, 1998 Acacia Life Insurance Company.

Robert W. Clyde              President and Chief Operating Officer since
President,                   Nov. 1, 1998
Chief Operating              Director, Ameritas Life Insurance Corp. since
Officer                      February 1999
                             Executive Vice President, Marketing and Sales since
                             September 1994 until Dec. 1997; Vice President,
                             Retail Long-Term Care September 1993 until August
                             1994, Vice President, General Agency July 1991 until August 1993, John Hancock Mutual Life.

                                  REGENT 2000

Robert-John H. Sands         Senior Vice President and General Counsel
Senior Vice President,       since 1991 Acacia Life Insurance Company.
General Counsel, Corporate
Secretary and Director

Paul L. Schneider            Senior Vice President, Chief Financial Officer
Senior Vice President,       since March 1989 and Chief Investment Officer since
Chief Financial Officer,     April 1997; Acacia Life Insurance Company.
Chief Investment Officer,
and Director

Haluk Ariturk                Senior Vice President, Operations and Chief Actuary
Senior Vice President,       since June 1989, Acacia Life Insurance Company.
Operations and Chief         Executive Vice President, Ameritas Acacia Shared
Actuary and Director         Service Center since January 1999.

Janet L. Schmidt             Senior Vice President, Human Resources since 1994
Senior Vice President,       Acacia Life Insurance Company.
Human Resources

Brian J. Owens               Jan. 1999 - Senior Vice President, Career
Senior Vice President,       Distribution Acacia Life Insurance Company;
Career Distribution          Vice President, Acacia Financial Centers
                             1997 - Jan. 1999 Acacia Life Insurance Company;
                             Regional Vice President Feb. 1995 - Jan. 1997
                             Acacia Life Insurance Company; Agency Manager from
                             1981 to Feb. 1995 Prudential Insurance Company of
                             America.

R. Larry Mauzy               Senior Vice President, Chief Information Officer
Senior Vice President        1998- Acacia Life Insurance Company;
and Chief Information        Vice President, Chief Information Officer 1991-1997
Officer                      Acacia Life Insurance Company.


(1) The principal business address of each person listed is Acacia National Life Insurance Company, 7315 Wisconsin Avenue, Bethesda, MD 20814

EXPERTS

The financial statements of Separate Account I as December 31, 1998 and each of the periods indicated therein and the statutory basis financial statements of ANLIC as of and for the years ended December 31, 1998 and 1997, as found in this prospectus have been included herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the Prospectus have been examined by Peter E. Whipple, Assistant Vice President and Associate Actuary of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the Registration Statement.

LEGAL MATTERS

 Matters of the State of Virginia law pertaining to the Policies, including ANLIC's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Robert-John H. Sands, Senior Vice President and General Counsel of ANLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account I is a party or to which the assets of the Separate Account I are subject. ANLIC is not involved in any litigation that is of material importance in relation to its total assets or that relates to Separate Account I.

                                  REGENT 2000

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account I, ANLIC and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of ANLIC which are included in this Prospectus should be considered only as bearing on the ability of ANLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account I.

                                  REGENT 2000

------------------------------------------------------------------------------

AUDITED FINANCIAL STATEMENTS (STATUTORY BASIS)




ACACIA NATIONAL LIFE INSURANCE COMPANY




DECEMBER 31, 1998 AND 1997



Report of Independent Accountants...........................................1
Statements of Financial Condition...........................................2
Statements of Operations and Changes
   in Capital and Surplus...................................................3
Statements of Cash Flow.....................................................4
Notes to Financial Statements............................................5-16

PRICEWATERHOUSECOOPERS



                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Acacia National Life Insurance Company


We have audited the accompanying statutory statements of financial condition of Acacia National Life Insurance Company (the Company) as of December 31, 1998 and 1997, and the related statutory statements of operations and changes in capital and surplus, and cash flow, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Bureau of Insurance, State Corporation Commission of the Commonwealth of Virginia, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of the Company as of December 31, 1998 and 1997 or the results of its operations or its cash flow for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in
Note 2.

/s/ PricewaterhouseCoopers LLP
Washington, D.C.
March 31, 1999

ACACIA NATIONAL LIFE INSURANCE COMPANY
STATEMENTS OF FINANCIAL CONDITION (STATUTORY BASIS)

                                                         December 31,
                                                    1998              1997
                                                 ---------           -------
                                               ---------------------------------
                                                        (In thousands)
ASSETS
Debt securities                                $     556,127      $     570,348
Equity securities                                      2,323              2,373
Mortgage loans                                              ---           5,031
Policy loans                                           7,579              8,100
Cash and cash equivalents                             13,678              6,737
Accrued investment income                              9,775              9,992
Separate account assets                               73,334             31,095
Other assets                                           3,252              2,820
                                               --------------     --------------
         TOTAL ASSETS                          $     666,068      $     636,496
                                               ==============     ==============


LIABILITIES
Insurance and annuity reserves                 $     483,126      $     508,884
Deposit administration contracts and other
    deposit reserves                                  25,949             26,459
Other policyowner funds                               36,116             28,666
Policy claims                                          2,113              3,143
Interest maintenance reserve                           3,202              2,587
Asset valuation reserve                                5,513              5,188
Separate account liabilities                          73,334             31,095
Other liabilities                                      5,025             (2,032)
                                               --------------     --------------
         TOTAL LIABILITIES                           634,378            603,990

CAPITAL AND SURPLUS
Preferred stock, 8% non-voting,
   non-cumulative, $1,000 par value,
     10,000 shares authorized; 6,000
    shares issued and outstanding                     6,000              6,000
Common stock, $170 par value;
   15,000 shares authorized
     issued and oustanding                            2,550              2,550
Gross paid-in surplus                                13,450             13,450
Surplus                                               9,690             10,506
                                              --------------     --------------
         TOTAL CAPITAL AND SURPLUS                   31,690             32,506
                                              --------------     --------------
         TOTAL LIABILITIES AND
              CAPITAL AND SURPLUS             $     666,068      $     636,496
                                              ==============     ==============



SEE NOTES TO FINANCIAL STATEMENTS.

ACACIA NATIONAL LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS (STATUTORY BASIS)

                                                         FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                        1998             1997
                                                      ---------   --------------
                                                   -----------------------------
                                                           (IN THOUSANDS)
INCOME
Premiums and annuity considerations                $     63,318      $   59,646
Net investment income                                    46,305          47,774
Supplementary contracts                                   6,221          16,809
Other income                                              1,412           1,042
                                                   -------------     -----------
                                                        117,256         125,271
BENEFITS AND EXPENSES
Benefits for policyholders and beneficiaries:
    Benefit payments, surrenders, and withdrawals        83,190         108,148
    Decrease in insurance and annuity reserves          (18,427)        (21,269)
    Change in deposit administration funds                 (510)            800
                                                   -------------     -----------
                                                         64,253          87,679
Commissions to managing directors
    and account managers                                  7,353           5,202
Net transfers to separate accounts                       30,725          20,387
Operating expenses allocated from Acacia Life            16,343          12,724
Other operating expenses and taxes                        1,201           1,247
                                                   -------------     -----------
                                                        119,875         127,239
                                                   -------------     -----------
    NET (LOSS) FROM OPERATIONS BEFORE FEDERAL
         INCOME TAXES AND REALIZED CAPITAL LOSSES        (2,619)         (1,968)

Federal income tax benefit                                1,822           2,511
                                                   -------------     -----------

         NET GAIN (LOSS) FROM OPERATIONS BEFORE
         REALIZED CAPITAL GAINS (LOSSES)                   (797)            543

REALIZED CAPITAL GAINS (LOSSES)
Net realized capital gains                                1,516           1,183
Capital gains taxes                                        (760)           (521)
Transferred to interest maintenance reserve                (965)           (516)
                                                   -------------     -----------
         NET REALIZED CAPITAL GAINS (LOSSES)               (209)            146

                                                   -------------     -----------
         NET INCOME (LOSS)                               (1,006)            689

Capital and surplus, beginning of year                   32,506          29,641
Change in valuation basis of reserves                      (120)           (119)
Change in asset valuation reserve                          (325)            524
Change in net unrealized capital gains                      (49)            495
Change in non-admitted assets                               684           1,276
                                                      ==========      ---------
         CAPITAL AND SURPLUS, END OF YEAR          $     31,690      $   32,506
                                                      ==========      ==========

SEE NOTES TO FINANCIAL STATEMENTS.

ACACIA NATIONAL LIFE INSURANCE COMPANY
STATEMENTS OF CASH FLOW (STATUTORY BASIS)


                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                            1998           1997
                                                         -----------  ----------
OPERATING ACTIVITIES                                         (IN THOUSANDS)
Premiums and annuity considerations                   $    63,318    $   59,646
Other premiums, considerations and deposits                 8,176        18,976
Net investment income received                             44,953        47,368
Benefits paid to policyholders                            (13,297)      (10,980)
Commissions and other expenses paid                       (23,804)      (20,698)
Surrender benefits and other fund withdrawals paid        (71,062)      (96,822)
Net transfers to separate accounts                        (34,192)      (22,815)
Federal and state income taxes received (paid)
   (excluding tax on capital gains)                         2,596        (1,093)
                                                         ---------      --------
         NET CASH (USED IN) OPERATING ACTIVITIES          (23,312)      (26,418)

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
    Bonds                                                 178,064        68,392
    Equities                                                  ---           756
    Mortgage loans                                          5,031            16
    Partnership and other interests                            77           240
    Tax payments on net capital gains                        (760)          ---
Cost of investments acquired:
    Bonds                                                (161,139)      (40,619)
    Mortgage loans                                            ---        (5,000)
    Partnership and other interests                           (30)       (1,158)
Net change in policy loans and premium notes                  522            (9)
                                                         ---------      --------
         NET CASH PROVIDED BY INVESTING ACTIVITIES         21,765        22,618

FINANCING ACTIVITIES
 Cash provided (used):
    Net other provisions (uses)                             8,488        (1,862)
                                                         ---------      --------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES   8,488        (1,862)

      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      6,941        (5,662)

      CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          6,737        12,399
                                                        ---------      --------

      CASH AND CASH EQUIVALENTS, END OF YEAR          $    13,678    $    6,737
                                                         =========      ========


SEE NOTES TO FINANCIAL STATEMENTS

ACACIA NATIONAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION AND DESCRIPTION OF OPERATIONS

Acacia National Life Insurance Company (the Company) is a wholly-owned subsidiary of Acacia Life Insurance Company (Acacia Life), known prior to June 30, 1997 as Acacia Mutual Life Insurance Company. Acacia Life is a wholly-owned subsidiary of Acacia Financial Group, Ltd (AFG) which is wholly owned by Acacia Mutual Holding Corporation (AMHC). AMHC and AFG were formed in 1997 pursuant to a plan of reorganization whereby Acacia Life became a stock life insurance company. AMHC and its wholly-owned subsidiaries are collectively known as The Acacia Group (the Group). Other members of the Group include Acacia Financial Corporation and its subsidiaries, Acacia Federal Savings Bank, Calvert Group, Ltd. and The Advisors Group, Inc.

The Company underwrites and markets deferred and immediate annuities and life insurance products within the United States and is licensed to operate in 46 states and the District of Columbia. On December 1, 1995 and September 9, 1996, respectively, operations began for the Acacia National Variable Life Insurance Separate Account I and Acacia National Variable Annuity Separate Account II which are separate investment accounts within the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING PRACTICES

The Company, domiciled in Virginia, prepares its statutory financial statements in accordance with statutory accounting practices (SAP) prescribed or permitted by the Bureau of Insurance, State Corporation Commission of the Commonwealth of Virginia. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Such practices vary, in some respects, from generally accepted accounting principles (GAAP). The significant statutory basis accounting practices followed by the Company are described below.

The preparation of the financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACACIA NATIONAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

In general, the SAP basis of accounting varies in certain respects from GAAP in that:

X Acquisition costs incurred at policy issuance, such as commissions and other costs incurred in connection with acquiring new business, are charged to expense in the year in which they are incurred, rather than being deferred and amortized over the periods benefited.

X Certain assets designated as "non-admitted" are excluded from the balance sheets by a direct charge to unassigned surplus.

X The asset valuation reserve and interest maintenance reserve are not recorded for GAAP purposes.

X Federal income taxes are computed in accordance with those sections of the Internal Revenue Code applicable to life insurance companies and are based solely on currently taxable income. Under GAAP, the recognition of deferred tax liabilities and assets is required for the expected future tax consequences of temporary differences between the carrying amounts for financial statement purposes and the tax basis of other assets and liabilities.

X The liability for policy reserves is based on statutory assumptions for interest and mortality without considerations of withdrawals, rather than assumptions for interest, mortality and withdrawals based on actual experience.

X Premiums for universal life, single premium non-life contingent immediate annuity and single premium deferred annuity contracts are reported as premium income or fund deposits rather than additions to liabilities.

X Reinsurance ceded to other companies is reported on a net basis for premium revenue, benefits and underwriting, acquisition and insurance expenses, and policy reserves and accruals. Under GAAP, policy reserves and claim liabilities ceded are reported separately in the balance sheet as a reinsurance recoverable asset.

X Debt securities are generally carried at amortized cost, whereas, under GAAP, investments in debt securities are stated at amortized cost or current market values depending on the classification pursuant to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Any difference between cost and current market values of debt securities classified as available-for-sale, net of deferred income taxes or benefit and related deferred acquisition cost effects, is reported as other comprehensive income. Trading securities consist of debt securities purchased with the intent to resell in the near term and are reported at fair value. Unrealized gains and losses on trading securities are credited or charged to net investment income.

The impact of the differences between SAP and GAAP basis reporting on Net Income and Capital and Surplus is as follows:
                                            1998                     1997
                                      --------------------   -------------------
($ IN THOUSANDS                        NET        CAPITAL       NET     CAPITAL
                                      INCOME    AND SURPLUS  INCOME  AND SURPLUS
                                    ---------  -----------  -------- ----------
AS REPORTED UNDER SAP               $ (1,006)   $ 31,690     $ 689   $ 32,506
Adjustments:
   Deferred policy acquisition costs   2,874      58,017       (66)    53,937
   AVR and IMR                           615       8,715       357      7,775
   Deferred Federal income tax          (732)    (20,077)   (2,372)   (19,561)
   Net policyholder liabilities       (1,601)    (11,291)      731     (9,813)
   Investments                           (59)     20,013        --     22,521
   Other                                (500)       (946)    1,289       (456)
                                      -------   ---------    -----     -------
AMOUNTS UNDER GAAP                    $ (409)   $ 86,121     $ 628   $ 86,909
                                      =======   =========    =====    ========

VALUATION OF ASSETS

Debt and equity securities are valued in accordance with rules prescribed by the NAIC. Debt securities are generally stated at amortized cost, preferred stocks at cost and common stocks at market value. Collateralized mortgage obligations are valued using the prospective method and currently anticipated prepayment assumptions, based on data from current actual experience. Mortgage loans and policy loans are recorded at their unpaid balance. Discount or premium on debt securities is amortized using the interest method. Unrealized capital gains and losses are reflected directly in surplus and are not included in net income. Realized gains and losses are determined on a first-in, first-out basis and are presented in the statements of operations, net of taxes and excluding amounts transferred to the Interest Maintenance Reserve.

As  prescribed by the NAIC,  the Company  maintains an Asset  Valuation  Reserve
(AVR). The AVR is computed in accordance with a prescribed formula. The purpose of the AVR is to stabilize surplus against fluctuations in the value of stocks and credit-related declines in the value of bonds, mortgage loans and other invested assets. Changes to the AVR are charged or credited directly to surplus.

As also prescribed by the NAIC, the Company maintains an Interest Maintenance Reserve, which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income using schedules prescribed by the NAIC over the remaining period to expected maturity of the individual securities sold.

CASH EQUIVALENTS

The Company considers overnight reverse repurchase agreements, money market funds and short-term investments with original maturities of less than three months at the time of acquisition to be cash equivalents. Cash equivalents are carried at cost.

SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain life insurance and annuity contracts, for which the investment risk lies solely with the holder of the contract rather than the Company. Consequently, the insurer's liability for these Separate Accounts equals the value of the Separate Account assets. Investment income and realized gains (losses) related to Separate Accounts are excluded from the statements of operations and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

NON-ADMITTED ASSETS

Certain assets, primarily goodwill, are designated as "non-admitted" under SAP. The cost of these assets is charged directly to surplus. Non-admitted balances totaled $2,978,000 and $3,662,000 at December 31, 1998 and 1997, respectively.

POLICY RESERVES

Life policy reserves are computed by using the Commissioners Reserve Valuation Method and the Commissioners Standard Ordinary Mortality table. Annuity reserves are calculated using the Commissioners Annuity Reserve Valuation Method and the maximum valuation interest rate; for annuities with life contingencies, the prescribed valuation mortality table is used. Policy claims in process of settlement include provision for reported claims and claims incurred but not reported. The valuation rates for fixed immediate and deferred annuities range between 6.0% and 11.25% as of December 31, 1998.

FEDERAL INCOME TAXES

The Company files a consolidated tax return with the Group. Under statutory accounting practices, no provision is made for deferred federal income taxes related to temporary differences between statutory and taxable income. Such temporary differences arise primarily from Internal Revenue Code requirements regarding the capitalization and amortization of deferred policy acquisition costs, calculation of life insurance reserves and recognition of realized gains or losses on sales of debt securities.

PREMIUMS AND RELATED EXPENSE

Premiums are recognized as income over the premium paying period of the policies. Annuity considerations and fund deposits are included in revenue as received. Commissions and other policy acquisition costs are expensed as incurred.

REINSURANCE

The Company cedes reinsurance to provide for greater diversification of business, additional capacity for growth as well as a way for management to control exposure to potential losses arising from large risks. A significant portion of reinsurance is ceded to Acacia Life.

The excess of the amount of liabilities assumed over the amount of assets received upon execution of an assumption reinsurance agreement is recorded as goodwill, a non-admitted asset, and charged directly to surplus. Goodwill is being amortized over a period of ten years using the interest method.

RECLASSIFICATIONS

Certain reclassifications of 1997 amounts were made to conform with the 1998 financial statement presentation.

NOTE 3 - INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS

                                    DECEMBER 31, 1998         DECEMBER 31, 1997
                                    -----------------         -----------------
($ IN THOUSANDS                       CARRYING   FAIR       CARRYING     FAIR
                                       AMOUNT    VALUE      AMOUNT       VALUE
                                     ---------  -------     --------    --------
FINANCIAL ASSETS:
Debt securities                       $556,127  $591,776    $570,348    $610,928
Equity securities                        2,323     2,696       2,373       2,713
Mortgage loans                             ---       ---       5,031       5,084
Cash and cash equivalents               13,678    13,678       6,767       6,767
FINANCIAL LIABILITIES:
Investment-type insurance contracts    376,589   376,589    $407,643    $407,643

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

INVESTMENT SECURITIES: Fair values for fixed maturity securities (including redeemable preferred stocks and mortgage backed securities) are based on quoted market prices, where available. For fixed maturity securities not actively traded and for private placements, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS: The fair values for mortgage loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH AND CASH EQUIVALENTS: The carrying amount approximates fair values because of the short maturity of these instruments.

POLICY LOANS: Policy loans are an integral component of insurance contracts and have no maturity dates. Future cash flows are uncertain and difficult to predict. Therefore, management has concluded that it is not practical to estimate their fair value.

INVESTMENT CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The carrying values for the deposit administration contracts and supplementary contracts without life contingencies approximate their fair values.

INVESTMENTS

Major categories of investment income for the years ended December 31 are summarized as follows:
 ($ IN THOUSANDS)

                                                 1998           1997
                                                 -----          ----
Fixed maturity securities                      $ 45,499      $ 47,086
Common stock                                        --           --
Preferred stock                                      56            60
Mortgage loans                                      334           110
Policy loans                                        447           502
Other                                               906         1,001
                                                -------        ------
   Gross investment income                       47,242        48,759
   Investment expenses                           (1,287)       (1,143)
   Interest maintenance reserve amortization        350           158
                                                -------        ------
   Net investment income                       $ 46,305      $ 47,774
                                               ========      ========

Realized gains (losses) on investments for the years ended December 31 are summarized as follows:

($ IN THOUSANDS)

                                                 1998          1997
                                                 -----         ----
Fixed maturity securities
     Gross realized gains                      $ 1,631         $ 963
     Gross realized losses                        (145)          (11)
Equity securities
     Gross realized gains                           --           230
     Gross realized losses                          --           ---
Other invested assets                              30              1
                                               -------        ------
                                              $ 1,516        $ 1,183
                                              ========       =======

The statement values and estimated fair values of the Company's investments in debt securities are as follows:

($ IN THOUSANDS)
                                                GROSS       GROSS
                                AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                                   COST         GAINS       LOSSES      VALUE
AT DECEMBER 31, 1998            ----------   ----------  -----------  ----------
U.S. government and agencies      $72,543      $9,705      $  --      $82,248
Other government                   23,004         624        (728)     22,900
Mortgage backed securities        166,042       4,928        (708)    170,262
Corporate                         294,538      24,557      (2,729)    316,366
                                -----------   --------    -------     -------
                                $ 556,127    $ 39,814    $ (4,165)  $ 591,776
                                ===========  ==========  =========  =========

                                              GROSS         GROSS
                              AMORTIZED     UNREALIZED     UNREALIZED    FAIR
                               COST          GAINS         LOSSES       VALUE
AT DECEMBER 31, 1997           ----------   ----------  -----------  ----------
U.S. government and agencies     $87,514     $ 8,228        $ --     $ 95,742
Other government                  30,943         856         (73)       31,726
Mortgage backed securities       150,831       5,592        (402)      156,021
Corporate                        301,060      26,994        (615)      327,439
                                ---------    -------        -----      -------
                               $ 570,348    $ 41,670    $ (1,090)    $ 610,928
                                 =======    ========     ========    =========

The amortized cost and estimated fair value of debt securities, by contractual maturity at December 31, 1998 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.
   ($ IN THOUSANDS)

                                                    STATEMENT          FAIR
                                                      VALUE            VALUE
                                                    ---------       ---------
Maturities in 1999                                 $  12,704      $   12,601
In 2000 to 2003                                      140,232         148,163
In 2004 to 2008                                      130,680         138,730
After 2008                                           106,469         122,020
Mortgaged-backed securities                          166,042         170,262
                                                    --------        --------
                                                   $ 556,127       $ 591,776
                                                   =========       =========
INVESTMENT PORTFOLIO CREDIT RISK

The Company's bond investment portfolio is predominately comprised of investment grade securities. At December 31, 1998 and 1997, approximately $8.9 million and $3.9 million, respectively, in debt security investments (1.6% and 0.7%, respectively, of the total debt security portfolio) are considered "below investment grade." Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC.

NOTE 4 - REINSURANCE

The Company reinsures all life insurance risks over its retention limit of $10 thousand per policy under yearly renewable term insurance agreements with Acacia Life and several other non-affiliated companies. The Company remains obligated for amounts ceded in the event that reinsurers do not meet their obligations. Since the reinsurance treaties are of such a nature as to pass economic risk to the reinsurer, appropriate reductions are made from income, claims, expense and liability items in accounting for the reinsurance ceded.

Premiums and benefits have been reduced by amounts reinsured as follows (in thousands):
                                                         1998           1997
                                                         -----          ----
Premiums ceded:
     Acacia Life                                       $ 3,971        $ 3,384
     Others                                                630            533
                                                         -----          -----
Total premium ceded                                    $ 4,601        $ 3,917
                                                        ======         ======
Death benefits reimbursed:
     Acacia Life                                       $ 3,610        $ 2,989
     Others                                                233            277
                                                         -----          -----
Total benefits reimbursed                              $ 3,843        $ 3,236
                                                        ======        =======
Amounts recoverable on paid and unpaid losses:
     Acacia Life                                         $ 543          $ 643
     Others                                                139            --
                                                         -----          -----
Total amounts recoverable on paid
     and unpaid losses                                   $ 682          $ 643
                                                          ====          =====
Policy reserves ceded:
     Acacia Life                                       $ 2,108        $ 1,897
     Others                                                392            350
                                                         -----          -----
Total policy reserves ceded                            $ 2,500        $ 2,247
                                                        ======        =======
Life insurance in force ceded:
     Acacia Life                                   $ 1,692,820    $ 1,206,052
     Others                                            104,285         90,471
                                                     ---------    -----------
Total life insurance in force ceded                $ 1,797,105    $ 1,296,523
                                                     =========     ==========

During 1997, the Company terminated a reinsurance agreement whereby disability benefits were ceded to Acacia Life. Termination of the agreement resulted in net expense to the Company of $372,000.

ASSUMPTION REINSURANCE AGREEMENT

Effective May 31, 1996 under an assumption reinsurance agreement, the Company assumed certain assets and liabilities relating to annuities previously underwritten by the National American Life Insurance Company (NALICO), which had been in rehabilitation. Under the agreement, the Company assumed fixed annuity policies with statutory liabilities of $127.9 million. The Company received from NALICO assets with a fair value of approximately $122.7, consisting principally of investment grade bonds and short-term investments. The difference between assets acquired and liabilities assumed of $5.2 million was capitalized as goodwill and treated as a non-admitted asset. Based on adjustments in 1997, additional assets of $0.4 million were received and reduced the goodwill. Approximately $0.7 million and $1.1 million was amortized through operations during 1998 and 1997, respectively, as an offset to miscellaneous income. At December 31, 1998 and 1997, the balance of goodwill was $3.0 million and $3.7 million, respectively.

NOTE 5 - ANNUITY RESERVES AND DEPOSIT LIABILITIES

Annuity  reserves  and  deposit   liabilities  have  the  following   withdrawal
characteristics:

($ in thousands)
                                                             December 31,
                                                        1998           1997
Subject to discretionary withdrawal with adjust-     ------------  -------------
  ment, at book value less surrender charge        $219,324   43%  $228,262  46%

Subject to discretionary withdrawal without adjust-
  ment, at book value (minimal or no charge)        236,303   47    226,606  45

Not subject to discretionary withdrawal provision    51,618   10     46,550   9
                                                   --------  ----   -------  ---

Total annuity actuarial reserves and deposit
  fund liabilities                                 $507,245  100%  $501,418 100%
                                                   ========  ===   ======== ====


NOTE 6 - FEDERAL INCOME TAXES

Under a tax sharing agreement between the Company and other members of the Group, Acacia Life reimburses or receives from the Company an amount representing the taxes that would have been paid or refunded had the Company filed a separate income tax return.

Under the statutes in effect before the Deficit Reduction Act of 1984, a portion of "net income" was not subject to current income taxation for stock life insurance companies, but was accumulated for tax purposes in a memorandum tax account. The 1984 Act prohibited any additions to the memorandum tax account after 1983. The balance in this account for the Company was $6.6 million at December 31, 1998 and 1997. In the event that either cash distributions from the Company to Acacia Life or the balance in the memorandum tax account exceeds certain stated minimums, such amounts distributed would become subject to federal income taxes at rates then in effect.

NOTE 7 - OTHER RELATED PARTY TRANSACTIONS

The Company has entered into an agreement whereby Acacia Life provides such services and facilities as are necessary for the operation of the Company. Expenses allocated to the Company were based on a consistent method for 1998 and 1997. Net amounts payable to Acacia Life at December 31, 1998 and 1997 are $7.6 million and $1.5 million, respectively, and are included in other liabilities.

During 1997, the Company purchased participations of $5.0 million in two commercial mortgage loans from Acacia Life. The participations were purchased at the unpaid principal balance.

The assets of the defined contribution plan under Internal Revenue Code Section 401(k) for the employees of Acacia Life include an investment in a deposit administration contract with Acacia National of $18.7 million and $18.1 million at December 31, 1998 and 1997, respectively.

NOTE 8 - CONTINGENT LIABILITIES

The Company is involved in various lawsuits that have arisen in the ordinary course of business. Management believes that its defenses are meritorious and the eventual outcome of these lawsuits will not have a material effect on the Company's financial position.

NOTE 9 - CAPITAL AND DIVIDEND RESTRICTIONS

The maximum amount of annual dividends and other distributions which may be remitted by the Company to its shareholder without prior approval of the appropriate state insurance commissioner is subject to restrictions relating to statutory capital and surplus and statutory gains from operations. Due to a statutory loss from operations in 1998, the Company may not pay any dividend in 1999 without prior approval.

Regulatory risk-based capital rules require a specified level of capital depending on the types and quality of investments held, the types of business written and the types of liabilities maintained. Depending on the ratio of an insurer's adjusted surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. The Company's risk-based capital ratios for 1998 and 1997 are significantly above the regulatory action levels.

NOTE 10 - CAPITAL AND SURPLUS

During 1997, the Company changed the valuation interest rates for certain supplementary contracts, resulting in an increase in the liability of approximately $700,000. Based on an agreement with the Bureau of Insurance, the increase is being recognized evenly over three years, with $119,000 charged directly against surplus and the remainder charged through operations.

NOTE 11 - SUBSEQUENT EVENT

Effective January 1, 1999, the Company's ultimate parent, Acacia Mutual Holding Corporation merged with the Ameritas Mutual Insurance Holding Company to create Ameritas Acacia Mutual Holding Company.

--------------------------------------------------------------------------------

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
               STATEMENTS OF FINANCIAL CONDITION (Statutory Basis)
                         (Columnar amounts in thousands)
                                   (Unaudited)

                                                March 31,         December 31,
                                                  1999               1998
                       ASSETS                   ----------         -----------
Debt securities                                  $ 555,013        $ 556,127
Equity securities                                    1,654            2,323
Policy loans                                         7,557            7,579
Cash and cash equivalents                           11,344           13,678
Accrued investment income                            9,360            9,775
Separate account assets                             88,309           73,334
Other assets                                         1,813            3,252
                                                  --------         --------
                    Total assets                 $ 675,050        $ 666,068
                                                  ========         ========
                     LIABILITIES
Insurance and annuity reserves                   $ 478,441        $ 483,126
Deposit administration contracts and other
    deposit reserves                                26,918           25,949
Other policyowner funds                             37,488           36,116
Policy claims                                        2,323            2,113
Interest maintenance reserve                         3,199            3,202
Asset valuation reserve                              2,184            5,513
Separate account liabilities                        88,309           73,334
Other liabilities                                    5,642            5,025
                                                  --------         --------
                  Total Liabilities                644,504          634,378
                                                  --------         --------
                 CAPITAL AND SURPLUS
Preferred stock 8% non-voting non-cumulative,
    $1,000 par value, 10,000 shares authorized;
    6,000 shares issued and outstanding              6,000            6,000
Common stock $170 par value; 15,000 shares
    authorized, issued and outstanding               2,550            2,550
Gross paid-in surplus                               13,450           13,450
Surplus                                              8,546            9,690
                                                  --------         --------
              Total Capital and Surplus             30,546           31,690
                                                  --------         --------


      Total Liabilities and Capital and Surplus  $ 675,050        $ 666,068
                                                  ========         ========



See notes to financial statements

                                   F-II(U)-1

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
  STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS (Statutory Basis)
                      FOR THE THREE MONTHS ENDED MARCH 31,
                                 (in thousands)
                                   (Unaudited)


                                                             1999        1998
                                                            ------      ------
                          INCOME
Premiums and annuity considerations                       $  19,713   $  15,688
Net investment income                                        10,939      11,646
Supplementary contracts                                       1,692       2,141
Other income                                                    868         309
                                                            -------     --------
                                                             33,212      29,784
                                                            -------     --------
                   BENEFITS AND EXPENSES
Benefits for policyholders and beneficiaries,
and withdrawals                                              17,955      22,335
Change in insurance and annuity reserves                     (2,823)     (6,827)
Change in deposit administration funds                          969       (148)
                                                            -------     --------
                                                             16,101      15,360
                                                            -------     --------
Commissions to managing directors and account managers        1,764       1,711
Net transfers to separate accounts                           11,454       8,552
Operating expenses and taxes                                  4,228       3,672
                                                            -------     --------
                                                             33,547      29,295
                                                            -------     --------
NET GAIN(LOSS) FROM OPERATIONS BEFORE FEDERAL
    INCOME TAXES AND REALIZED CAPITAL GAIN(LOSSES)            (335)         489

Federal income tax benefit                                      223          89
                                                            -------     --------
 NET GAIN(LOSS) FROM OPERATIONS BEFORE REALIZED
     CAPITAL GAINS(LOSSES)                                    (112)         578

Net realized capital gains (losses)                            (28)        (31)
                                                            -------     --------
                            NET INCOME(LOSS)              $   (140)   $     547
                                                            =======     ========
Capital and surplus, beginning of period                  $  31,690   $  32,506
Net income (loss)                                             (140)         547
Change in valuation basis of reserves                          (30)       (120)
Change in asset valuation reserve                             3,329       (271)
Change in net unrealized capital gains                      (4,396)         269
Change in non-admitted assets                                    93          84
                                                            -------     --------
                    CAPITAL AND SURPLUS, END OF PERIOD    $  30,546   $  33,015
                                                            =======     ========

See notes to financial statements
                                   F-II(U)-2

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                    STATEMENTS OF CASH FLOW (Statutory Basis)
                      FOR THE THREE MONTHS ENDED MARCH 31,
                                 (in thousands)
                                   (Unaudited)


                                                               1999        1998
                                                              ------      ------
                   OPERATING ACTIVITIES
Premiums and annuity considerations                        $   19,442  $  15,551
Other premiums, considerations and deposits                     2,516      2,533
Net investment income received                                 11,645     12,253
Benefits paid to policyholders                                (2,150)    (3,549)
Commissions and other expenses paid                           (6,398)    (6,766)
Surrender benefits and other fund withdrawals paid           (15,773)   (18,581)
Net transfers to separate accounts                           (11,454)    (8,552)
Federal and state income taxes received (excluding tax on
capital gains)                                                   412         96
                                                            --------     -------
    Net Cash Provided by (Used in) Operating Activities        1,760     (7,015)
                                                            --------     -------
                   INVESTING  ACTIVITIES
Proceeds from investments sold, matured
or repaid:
  Bonds                                                        94,157     12,670
  Equities                                                        303          -
  Mortgage loans                                                    -         23
  Partnership and other interests                               1,225         37
  Tax payments on net capital gains                              (55)          -
Cost of investments acquired:
  Bonds                                                      (96,743)    (3,123)
 Partnership and other interests                                (275)       (21)
Net change in policy loans and premium notes                       22        179
                                                             --------    -------
    Net Cash (Used in) Provided by Investing Activities       (1,366)      9,765
                                                             --------    -------
                   FINANCING ACTIVITIES
 Cash provided:
  Net other provisions                                           792        928
                                                             --------    -------
    Net Cash Provided By Financing Activities                    792        928
                                                             --------    -------
     Increase (Decrease) in Cash and Cash Equivalents         (2,334)      3,678
       Cash and Cash Equivalents, Beginning of Year            13,678     13,090
                                                             --------    -------
         Cash and Cash Equivalents, End of Period          $   11,344  $  16,768
                                                            =========    =======

See notes to financial statements


                                   F-II(U)-3

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                     NOTES TO STATUTORY FINANCIAL STATEMENT
                                 MARCH 31, 1999
                                   (UNAUDITED)


1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, domiciled in Virginia, prepares its statutory financial statement in accordance with statutory accounting practices (SAP) prescribed or permitted by the Bureau of Insurance, State Corporation Commission of the Commonwealth of Virginia. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Such practices vary, in some respects, from generally accepted accounting principles (GAAP). The significant statutory basis accounting practices followed by the Company are described below.

The preparation of the financial statement in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



2.  BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statement have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statement should be read in conjunction with the audited financial statement and notes thereto for the years ended December 31, 1998 and 1997.

                                   F-II(U)-4

--------------------------------------------------------------------------------

Audited Financial Statements


ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I

As of December 31, 1998 and the Years Ended
December 31, 1998 and 1997






Report of Independent Accountants..............................................1
Statement of Assets and Liabilities............................................2
Statements of Operations and Changes in Net Assets.......................... 3-4
Notes to the Financial Statements............................................5-8

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of Acacia National Life Insurance Company and Contract Owners of Acacia National Variable Life Insurance Separate Account I


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the following sub-accounts comprising the Acacia National Variable Life Insurance Separate Account I (the Account): the Social Money Market; Social Balanced; Social Strategic Growth; Social Managed Growth; Social Global; Large Cap Growth; Mid Cap Growth; Small Cap Growth; S&P 500 Index; Income; Growth; International Growth; Aggressive Growth; Hard Assets/Metals; High Income; Aggressive Growth; Large Cap Growth; Balanced; and Managed Income sub-accounts at December 31, 1998, and the results of their operations and the changes in their net assets for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the mutual funds, provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers
Washington, D.C.
April 30, 1999

                                                   ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I

                                                              STATEMENTS OF ASSETS AND LIABILITIES

                                                                       December 31, 1998


                                                Calvert                                         Alger                  Dreyfus
                          -----------------------------------------------------    -------------------------------   --------
                          Social               Social      Social                                                     S & P

                          Money    Social     Strategic    Managed   Social      Large Cap   Mid Cap    Small Cap    500
                           Market  Balanced   Growth      Growth      Global      Growth      Growth     Growth      Index
                          -------- --------  --------    --------    --------    --------    --------   --------   --------
ASSETS
   Investments,
    identified costs      $693,215   $45,901   $91,089     $125,494    $212,991    $1,993,317  $733,899   $1,909,027 $5,762,900
                          ========   ========  ========    ========    ========    ========    ========   ========   ========
   Investments, at market $696,215   $47,148   $87,407     $123,866    $205,166    $2,401,762  $851,023   $2,045,681 $6,667,859

                          ========   ========  ========    ========    ========    ========    ========   ========   ========
    Number of shares       696,215    22,061     7,860        4,071       9,859      45,129      29,478     46,524    205,039

                          ========   ========  ========    ========    ========    ========    ========   ========   ========
   Total and net assets   $696,215   $47,148   $87,407     $123,866    $205,166    $2,401,762  $851,023   $2,045,681 $6,667,859

                          ========   ========  ========    ========    ========    ========    ========   ========   ========

ACCUMULATION UNITS
   Number of units        598,035      2,990     7,476       7,670      15,712     113,872      50,595    153,159    320,865
                          ========   ========  ========    ========    ========    ========    ========   ========   ========

NET ASSET VALUE PER
   ACCUMULATION UNIT
    December 31, 1998       $1.16     $15.77    $11.69      $16.15      $13.06      $21.09      $16.82     $13.36     $20.78
                          ========   ========  ========    ========    ========    ========    ========   ========   ========




                         Neuberger & Berman            Strong               Van Eck                         Oppenheimer
                         -------------------    ----------------------------------     ---------------------------------------------
                                             International Aggressive   Hard      Hi     Aggressive  Large Cap               Managed
                         Income      Growth     Growth     Growth   Assets/Metal Income    Growth       Growth      Balanced  Income
                         --------    -------   --------   --------  --------     --------  --------     --------   --------   ------
ASSETS
   Investments,
     identified costs    $2,015,570  $1,456,684 $2,581,573 $313,390  $736,929  $381,742  $1,227,608   $2,008,040 $639,056   $276,229
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========
   Investments, at market$2,032,827  $1,548,079 $2,412,905 $336,358  $582,277  $371,401  $1,347,548   $2,253,827 $637,896   $275,293
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========
    Number of shares     147,093     58,885     274,818     26,443    63,291    33,702    30,059       61,462     31,147     53,768
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========
   Total and net assets  $2,032,827  $1,548,079 $2,412,905 $336,358  $582,277  $371,401  $1,347,548   $2,253,827 $637,896   $275,293
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========


ACCUMULATION UNITS
   Number of units       173,713     97,419     262,868     28,197    73,721    33,313    95,687      150,216     47,458     24,847
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========


NET ASSET VALUE PER
   ACCUMULATION UNIT
    December 31, 1998     $11.70     $15.89       $9.18     $11.93     $7.90    $11.15    $14.08       $15.00     $13.44     $11.08
                         ========    =======    ========   ========  ========  ========  ========     ========   ========   ========




See notes to financial statements.

                                                         ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                                                             STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
                                                                    For the Year Ended December 31, 1998

                                                        Calvert                                     Alger                 Dreyfus
                                  ----------------------------------------------------   -----------------------------    -------
                                  Social                Social     Social                                                 S & P

                                  ------     Social     Strategic   Managed   Social     Large Cap Mid Cap     Small Cap   500
                                  Money
                                  Market      Balanced  Growth     Growth     Global     Growth    Growth     Growth      Index
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
OPERATIONS:
   Investment Income
     Dividends                    $21,621    $3,409     $1,105     $13,549    $15,115    $232,531  $40,068    $173,190    $130,875
     Mortality and expense charge (4,679)      (308)      (588)       (594)      (990)   (14,481)   (5,140)   (12,562)    (38,276)
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
    Net Investment Income (Loss)  16,942      3,101        517      12,955     14,125    218,050    34,928    160,628     92,599


   Realized and Unrealized Gains
  (Losses) on Investments:
     Realized gains (losses)
       from redemption of
       fund shares                    99        611     (2,513)      2,455      1,263    98,690     13,059      4,107     184,713
     Unrealized appreciation
      (depreciation)
       of investments              3,000      1,900     (1,616)     (1,025)    (5,285)   297,960    98,503     62,991     729,209
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
    Net Gain (Loss) on Investments 3,099      2,511     (4,129)      1,430     (4,022)   396,650   111,562     67,098     913,922


      NET INCREASE (DECREASE) IN
      NET ASSETS RESULTING FROM
      OPERATIONS                  20,041      5,612     (3,612)     14,385     10,103    614,700   146,490    227,726     1,006,521

CAPITAL TRANSACTIONS:
   Transfer of  premium           2,435,827  21,378     40,406      61,132    135,824    1,142,994 399,907    1,136,190   3,962,541
   Contract terminations          (5,692)      (514)    (1,233)       (726)      (748)   (44,181)   (5,973)   (32,025)    (70,756)
   Policy account value charges   (178,288)  (7,551)    (11,924)    (9,570)   (15,917)   (253,488) (81,605)   (229,321)   (728,295)
   Sub-account transfers          (1,942,516) 5,464     17,624      47,443     56,197    53,346     75,357    134,680     469,451
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------

      NET INCREASE IN NET
      ASSETS RESULTING FROM
      CAPITAL TRANSACTIONS        309,331    18,777     44,873      98,279    175,356    898,671   387,686    1,009,524   3,632,941
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
    TOTAL INCREASE  IN NET ASSETS 329,372    24,389     41,261     112,664    185,459    1,513,371 534,176    1,237,250   4,639,462


  NET ASSETS, beginning
     of the year                  366,843    22,759     46,146      11,202     19,707    888,391   316,847    808,431     2,028,397
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
  NET ASSETS, at end of the year $696,215   $47,148    $87,407    $123,866   $205,166   $2,401,762$851,023   $2,045,681  $6,667,859

                                  =======    =======    =======    ========   ========   =======   ========   ========    =======

UNITS ISSUED AND REDEEMED
   Beginning balance              330,489     1,678      3,703         900      1,788    62,387     24,543     69,933     125,133
   Units issued                   2,498,903   2,971      5,008       7,984     17,004    78,302     32,437    103,745     230,164
   Units redeemed                 2,231,357   1,659      1,235       1,214      3,080    26,817      6,385     20,519     34,432
                                  -------    -------    -------    --------   --------   -------   --------   --------    -------
   Ending balance                 598,035     2,990      7,476       7,670     15,712    113,872    50,595    153,159     320,865

                                  =======    =======    =======    ========   ========   =======   ========   ========    =======


                                Neuberger & Berman         Strong              Van Eck                         Oppenheimer
                                -------------------   ------------------------------      ------------------------------------------
                                                   Internationl Aggressive  Hard         High   Aggressive Large Cap         Managed
                                Income     Growth     Growth     Growth     Assets/MetalsIncome  Growth    Growth   Balanced  Income
                                --------   --------   -------    -------    -------      ------- --------  -------   -------- ------
OPERATIONS:
   Investment Income
     Dividends                  $58,873    $188,569   $61,955    $3,760    $41,873   $6,494    $13,351   $82,136   $10,963  $14,163
     Mortality and expense
       charge                   (12,750)    (9,585)   (16,284)   (2,398)   (3,681)   (1,942)    (7,499)  (12,581)   (3,138) (1,297)
                                --------   --------   -------    -------   -------   -------   --------  -------   -------- -------
                                 46,123    178,984    45,671      1,362    38,192     4,552      5,852   69,555      7,825  12,866

   Realized and Unrealized Gains
   (Losses) on Investments:
     Realized gains (losses)
       from redemption of
       fund shares                1,107    (18,723)   (206,240)   5,905    (41,446)  (1,436)    10,354   24,932      1,441  (5,635)
     Unrealized appreciation
      (depreciation)
       of investments            (2,543)    22,943    59,071      8,186    (148,313) (10,716)  118,634   224,336    (4,187)   (740)
                                --------   --------   -------    -------   -------   -------   --------  -------   -------- -------
                                 (1,436)     4,220    (147,169)  14,091    (189,759) (12,152)  128,988   249,268    (2,746) (6,375)



                                 44,687    183,204    (101,498)  15,453    (151,567) (7,600)   134,840   318,823     5,079     6,491

CAPITAL TRANSACTIONS:
   Transfer of  premium       1,329,369    871,047    1,486,174  165,896   420,900   259,644   882,616   1,523,932 521,119   611,261
   Contract terminations        (25,171)   (37,647)   (59,984)   (20,002)  (9,964)   (4,239)   (18,523)  (31,751)   (7,456)  (1,730)
   Policy account value charges(242,262)   (168,569)  (300,970)  (33,574)  (80,244)  (36,935)  (147,580) (263,176) (75,651) (34,114)
   Sub-account transfers         62,371     70,373    102,465       171    149,208   90,767    140,063   101,389   119,867  325,973)
                                --------   --------   -------    -------   -------   -------   --------  -------   --------  -------

  NET INCREASE IN NET
  ASSETS RESULTING FROM
 CAPITAL TRANSACTIONS           1,124,307  735,204    1,227,685  112,491   479,900   309,237   856,576   1,330,394 557,879   249,444
                                --------   --------   -------    -------   -------   -------   --------  -------   --------  -------
 TOTAL INCREASE IN NET ASSETS   1,168,994  918,408    1,126,187  127,944   328,333   301,637   991,416   1,649,217 562,958   255,935

  NET ASSETS, beginning
       of the year               863,833    629,671   1,286,718  208,414   253,944   $69,764   $356,132  $604,610  $74,938   $19,358
                                 --------   --------   -------    -------   -------   -------   --------  -------   -------- -------

NET ASSETS, at end of the year$2,032,827 $1,548,079 $2,412,905   $336,358  $582,277  $371,401 $1,347,548$2,253,827 $637,896 $275,293
                                ========   ========   =======    =======   =======   =======   ========  =======   ========  =======

UNITS ISSUED AND REDEEMED
   Beginning balance             77,059     45,761    137,912    18,742    22,198     6,274     28,422   49,967      5,836     1,797
   Units issued                 136,118     65,880    201,600    14,670    59,926    33,123     77,765   119,856    48,498    77,960
   Units redeemed                39,464     14,222    76,644      5,215     8,403     6,084     10,500   19,607      6,876    54,910
                                --------   --------   -------    -------   -------   -------   --------  -------   --------   ------
   Ending balance               173,713     97,419    262,868    28,197    73,721    33,313     95,687   150,216    47,458    24,847
                                ========   ========   =======    =======   =======   =======   ========  =======   ========   ======



See Notes to financial statements.


                                                  ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                                                      STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
                                                             For the Year Ended December 31, 1997

                                                  Calvert                                   Alger                 Dreyfus
                              ------------------------------------------------   ----------------------------    ---------
                               Social              Social     Social                                              S & P
                               Money    Social    Strategic   Managed  Social    Large Cap  Mid Cap   Small Cap   500
                               Market   Balanced    Growth   Growth *  Global *    Growth    Growth     Growth   Index
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
OPERATIONS:
   Investment Income
     Dividends                $7,942    $1,565    $4,107     $1,160    $1,968    $5,840     $2,687    $27,461    $43,942
     Mortality and expense
         charge               (4,111)      (72)     (355)       (28)      (50)   (5,914)    (1,692)   (6,075)    (11,588)
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
 Net Investment Income (Loss)  3,831     1,493     3,752      1,132     1,918       (74)      995     21,386     32,354


   Realized and Unrealized
     Gains (Losses) on
   Investments:
     Realized gains (losses)
     from redemption of
       fund shares               ---       204    (1,773)       100         4    39,995     11,425     9,397     112,714
     Unrealized appreciation
       (depreciation)
       of investments            440      (515)   (2,228)      (603)   (2,540)   95,625     15,140    70,132     146,383
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
Net Gain (Loss) on Investments   440      (311)   (4,001)      (503)   (2,536)   135,620    26,565    79,529     259,097


      NET INCREASE (DECREASE) IN
      NET ASSETS RESULTING FROM
      OPERATIONS               4,271     1,182      (249)       629      (618)   135,546    27,560    100,915    291,451

CAPITAL TRANSACTIONS:
   Transfer of  premium       1,288,575  8,418    31,319      7,751    11,238    658,928    209,184   639,497    1,457,795
   Contract terminations      (30,731)      (2)     (754)       ---       (15)   (6,652)    (1,677)   (5,444)    (9,634)
   Policy account value
    charge                   (107,268) (1,871)   (9,269)      (723)   (1,311)   (154,294)  (44,137)  (158,511)  (302,335)
   Sub-account transfers      (934,230) 12,200     4,603      3,545    10,413    (66,291)   35,378    (171,620)  39,694
                              -------   -------   -------    -------   -------   -------    ------    -------    ------

      NET INCREASE IN NET
      ASSETS RESULTING FROM
      CAPITAL TRANSACTIONS    216,346   18,745    25,899     10,573    20,325    431,691    198,748   303,922    1,185,520
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
TOTAL INCREASE  IN NET ASSETS 220,617   19,927    25,650     11,202    19,707    567,237    226,308   404,837    1,476,971


      NET ASSETS,
        beginning of year     146,226  2,832    20,496        ---       ---    321,154    90,539    403,594    551,426
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
 NET ASSETS, at end
     of the year             $366,843  $22,759   $46,146    $11,202   $19,707   $888,391   $316,847  $808,431   $2,028,397
                              =======   =======   =======    =======   =======   =======    ======    =======    ======

UNITS ISSUED AND REDEEMED
   Beginning balance          138,906      251     1,482        ---       ---    28,351     8,066     38,887     45,236
   Units issued               1,439,931  1,655     4,603        994     1,939    64,768     26,097    83,058     141,619
   Units redeemed             1,248,348    228     2,382         94       151    30,732     9,620     52,012     61,722
                              -------   -------   -------    -------   -------   -------    ------    -------    ------
   -------------              330,489    1,678     3,703        900     1,788    62,387     24,543    69,933     125,133
   Ending balance
                              =======   =======   =======    =======   =======   =======    ======    =======    ======



                                Neuberger & Berman                  Strong                     Van Eck
                                -----------------  --------------------------------------------------
                                                                     Internationl Aggressive Hard
                                Income    Growth   Income **  Balance ** Growth     Growth Assets/Metal
                                -------   -------  -------  -------    -------    ------    -------
OPERATIONS:
   Investment Income
     Dividends                  $20,653   $23,873    $359   $6,377    $8,037       ---     $5,120
     Mortality and expense
       charge                    (4,295)   (3,395)     (49)    (516)   (8,011)    ($1,084)  (1,655)
                                --------   -------  -------  -------   -------    ------    -------
    Net Investment Income (Loss) 16,358    20,478      310    5,861        26     (1,084)    3,465

   Realized and Unrealized Gains
   (Losses) on Investments:
     Realized gains (losses)
       from redemption of
       fund shares               1,905    16,065      (38)  11,629    (3,230)    5,524      2,494
     Unrealized appreciation
       (depreciation)
       of investments           15,273    59,454       52    2,621    (230,017)  12,920    (10,841)
                              --------   -------  -------  -------   -------    ------    -------     -
      Net Gain (Loss) on
      Investments               17,178    75,519       14   14,250    (233,247)  18,444    (8,347)

      NET INCREASE (DECREASE) IN
      NET ASSETS RESULTING FROM
      OPERATIONS                33,536    95,997      324   20,111    (233,221)  17,360    (4,882)

CAPITAL TRANSACTIONS:
   Transfer of  premium         573,088   436,222   3,119   57,796    999,117    133,826   187,675
   Contract terminations        (6,482)   (4,506)     (75)     (70)   (9,908)    (1,071)   (2,030)
   Policy account value charges (112,059) (88,567) (1,282)  (13,450)  (209,009)  (28,281)  (43,175)
   Sub-account transfers        170,258    9,415   (11,996) (151,467) 296,376    9,619     28,359
                                -------   -------  -------  -------   -------    ------    -------

      NET INCREASE IN NET
      ASSETS RESULTING FROM
      CAPITAL TRANSACTIONS      624,805   352,564  (10,234) (107,191) 1,076,576  114,093   170,829
                              ----------   -------  -------  -------   -------    ------    -------
      TOTAL INCREASE  IN
        NET ASSETS              658,341    448,561  (9,910)  (87,080)  843,355    131,453   165,947

      NET ASSETS,
        beginning of year       205,492   181,110   9,910   87,080    443,363    76,961    87,997
                               ---------   -------  -------  -------   -------    ------    -------
      NET ASSETS, at end
       of the year             $863,833   $629,671     $0       $0    $1,286,718 $208,414  $253,944
                                =======   =======  =======  =======   =======    ======    =======

UNITS ISSUED AND REDEEMED
   Beginning balance            19,571    16,990      984    7,816    39,763     7,708      7,560
   Units issued                 84,591    46,395      677   11,884    132,459    17,417    22,271
   Units redeemed               27,103    17,624    1,661   19,700    34,310     6,383      7,633
                                -------   -------  -------  -------   -------    ------    -------
   Ending balance               77,059    45,761        0        0    137,912    18,742    22,198




                                                 Oppenheimer
                                   ------------------------------------------------------
                                High     Aggressive Large Cap              Managed
                               Income *  Growth *   Growth *  Balanced *  Income *
                                -------   -------    -------    -------    -------
OPERATIONS:
   Investment Income
     Dividends                  $2,165       ---        ---      $267       $765
     Mortality and expense
       charge                     (248)   ($1,370)   ($2,354)    (272)      ($45)
                                -------   -------    -------    -----    -------
    Net Investment Income (Loss  1,917    (1,370)    (2,354)       (5)       720

   Realized and Unrealized Gain
   (Losses) on Investments:
     Realized gains (losses)
       from redemption of
       fund shares                270     4,036      2,729      1,288          4
     Unrealized appreciation
       (depreciation)
       of investments             375     1,306     21,451      3,027       (196)
                              -------    ------    -------    -------    -------
      Net Gain (Loss) on
      Investments                 645     5,342     24,180      4,315       (192)

      NET INCREASE (DECREASE) I
      NET ASSETS RESULTING FROM
      OPERATIONS                2,562     3,972     21,826      4,310        528

CAPITAL TRANSACTIONS:
   Transfer of  premium        33,885    173,578    292,342    44,808     15,617
   Contract terminations          (49)    (2,392)    (4,210)      (10)        (5)
   Policy account value charges(6,479)   (35,746)   (61,426)   (7,100)    (1,165)
   Sub-account transfers       39,845    216,720    356,078    32,930      4,383
                               -------   -------    -------    -------    -------

      NET INCREASE IN NET
      ASSETS RESULTING FROM
      CAPITAL TRANSACTIONS     67,202    352,160    582,784    70,628     18,830
                              -------   -------    -------    -------    -------
      TOTAL INCREASE  IN
        NET ASSETS             69,764    356,132    604,610    74,938     19,358

      NET ASSETS,
        beginning of year         ---       ---        ---        ---        ---
                              -------   -------    -------    -------    -------
      NET ASSETS, at end
       of the year            $69,764   $356,132   $604,610   $74,938    $19,358
                              =======   =======    =======    =======    =======

UNITS ISSUED AND REDEEMED
   Beginning balance              ---       ---        ---        ---        ---
   Units issued                 7,955    36,728     59,904      7,354      2,265
   Units redeemed               1,681     8,306      9,937      1,518        468
                               -------   -------    -------    -------    -------
   Ending balance               6,274    28,422     49,967      5,836      1,797




    *  From Sub-account inception, May, 1997.
    ** Sub-account closed November, 1997.

See Notes to financial statements.

ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS


December 31, 1998 and 1997

NOTE 1 - ORGANIZATION AND DESCRIPTION OF OPERATIONS

The Acacia National Variable Life Insurance Separate Account I (the Account) began operations on December 1, 1995 as a separate investment account within Acacia National Life Insurance Company (the Company) to receive and invest net premiums paid under a flexible premium variable life insurance policy (the
Policy). The Policy allows for flexible premium deposits, as payments may be made with varying amounts and frequency within stated limitations. The primary purpose of the policy is to provide life insurance protection in the event of the insured's death.

The Company is a member of the Acacia Group which includes Acacia Life Insurance Company (known prior to June 30, 1997 as Acacia Mutual Life Insurance Company) and its other wholly-owned subsidiaries: Acacia Financial Corporation (AFCO) and its subsidiaries, Acacia Federal Savings Bank F.S.B., Calvert Group, Ltd. and The Advisors Group, Inc. Effective January 1, 1999, the Company's ultimate parent, Acacia Mutual Holding Corporation, merged with Ameritas Mutual Holding Company to create Ameritas Acacia Mutual Holding Company.

Assets of the Account are the property of the Company. However, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which the Company may conduct. The Account operates and is registered as a unit investment trust under the Investment Company Act of 1940. The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies.

NOTE 2 - SEPARATE ACCOUNT ASSETS

As of December 31, 1998, the Account has nineteen separate sub-accounts which are invested as directed by the contract owner. The Account purchases shares of each of the sub-accounts subject to the terms of the Participation Agreements between the Company and the sub-accounts. Shares of each sub-account are offered at a price equal to their respective net asset values per share, without sales charge, which represents their fair value. Calvert Asset Management Company, Inc., an indirectly wholly-owned subsidiary of AFCO, serves as an investment advisor to the Calvert Variable Series Inc. Calvert Social Money Market, Calvert Social Small Cap, Calvert Social Mid Cap and Calvert Social International Equity Portfolios. The Advisors Group, Inc. acts as a principal underwriter of the policies pursuant to an underwriting agreement with the Company.

In addition to the nineteen separate sub-accounts, a contract owner may also allocate net premiums to the General Account, which is part of the Company. Because of exclusionary provisions, interests in the General Account have not been registered as securities under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940.

The sub-accounts and the respective portfolios in effect during 1998 and 1997 were as follows:


     Sub-Account                            Portfolio Invested

                                       Calvert Variable Series, Inc.:
Social Money Market                       - Calvert Social Money Market
Social Balanced                           - Calvert Social Balanced
Social Strategic Growth                   - Calvert Small Cap Growth
Social Managed Growth                     - Calvert Mid Cap Growth
Social Global                             - Calvert Social International Equity


                                       Alger American:
Large Cap Growth                          - Growth
Mid Cap Growth                            - Mid Cap Growth
Small Cap Growth                          - Small Capitalization



S & P 500 Index                       Dreyfus Stock Index



                                      The Neuberger & Berman Advisers

                                         Management Trust:
Income                                   - Limited Maturity Bond
Growth                                   - Growth



                                      Strong:

Income (closed November, 1997)                   - Advantage Fund II
Balance (closed November 1997)                   - Asset Allocation Fund II
International Growth                             - International Stock Fund II
Aggressive Growth                                - Discovery Fund II



Hard Assets / Metals                 Van Eck Worldwide Hard Assets Fund



                                     Oppenheimer Variable Account Funds:

High Income                             - High Income Fund
Aggressive Growth                       - Aggressive Growth Fund
Large Cap Growth                        - Growth Fund
Balanced                                - Growth & Income Fund
Managed Income                          - Strategic Bond Fund

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Account in the preparation of the financial statements in conformity with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS VALUATION

Investments are stated at market value based on the net asset value of the underlying investment in each of the respective funds. Net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the sub-accounts.

ACCOUNTING FOR INVESTMENTS

Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. However, dividends of $30,157 for the S&P 500 Index sub-account and $21,938 for the International Growth sub-account were received in 1997 and recorded in 1998. All affected policyholder accounts were adjusted. Identified cost is the basis followed in determining the cost of investments sold for financial statement purposes.

FEDERAL INCOME TAXES

The operations of the Account are taxed as part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. Under existing law, no taxes are payable on investment income or realized capital gains of the Account.

NOTE 4 - RELATED PARTY TRANSACTIONS

The following charges are deducted by the Company from the Account's net assets attributed to each policy:

        Premium Expense Charge: Premiums are reduced by a charge equal to 2.25% of each premium to compensate the Company for expenses associated with state premium taxes of the policy.

        Policy Account Value Charges: The policy account value will be reduced by a monthly deduction equal to the sum of the cost of insurance charge, the cost of any optional insurance benefits added by a rider and a monthly administrative charge equal to $27 per month for the first policy year and $8 each month thereafter. The cost of insurance will vary based upon a number of factors including the face amount of the policy, issue age, attained age and rate class of the insured.

        Surrender Charges: A surrender charge will be assessed at 30% of premiums received up to target premium, as defined in the prospectus, for years 1-7 decreasing to 10% per year until reaching zero in year 10. Partial Surrender Charges: During the surrender charge period for the policy, there will be a charge for a partial surrender equal to 8% of the amount withdrawn or $25, whichever is greater.

        Mortality and Expense Charge: A charge not to exceed an annual rate of 0.90% for years 1-15, decreasing 0.05% per year for years 16 and thereafter until the annual rate reaches 0.45%, of the average daily net asset value of the Account applicable to policies issued when each rate was in effect. These charges are deducted by the Company in return for its assumption of expenses arising from adverse mortality experience and excess administrative expenses in connection with the policies issued.

        In addition, contract owners bear the investment management fees and other expense incurred by the Portfolios.

NOTE 5 - PURCHASES AND SALES

The cost of purchases and proceeds from sales for the two years ended December 31,1998 and 1997 for the sub-accounts are as follows:

                                               1998                           1997

                                Cost of         Proceeds       Cost of       Proceeds
          Portfolio            Purchases       from Sales     Purchases     from Sales

Social Money Market              $4,185,204      $3,896,304    $1,576,665     $1,356,488

Social Balanced                      51,740          33,038        23,228          2,786

Social Strategic Growth              78,508          33,784        56,820         28,943

Social Managed Growth               127,123          29,458        12,865          1,060

Social Global                       240,225          65,864                        1,653
                                                                   23,900

Large Cap Growth                  1,864,992         982,710       850,686        379,075

Mid Cap Growth                      584,631         203,243       323,556        112,388

Small Cap Growth                  1,631,408         627,108       903,714        569,009

S & P 500 Index                   5,617,144       2,023,527     2,121,116        790,528

Income                            2,037,878         924,304       938,144        295,076

Growth                            1,234,849         508,941       600,065        210,959

Income (closed November, 1997)          ---             ---         7,191         17,186


Balance (closed November, 1997)         ---             ---       147,277        236,665


International Growth              2,493,460       1,278,861     1,446,217        372,845

Aggressive Growth                   217,294         107,216       184,328         65,795

Hard Assets / Metals                697,333         220,301       267,866         91,078

High Income                         438,229         130,891        87,229         17,840

Aggressive Growth                 1,253,149         403,757       456,233        101,407

Large Cap Growth                  2,059,836         741,995       700,305        117,146

Balanced                            759,594         206,440        89,341         17,430

Managed Income                      943,259         695,512        24,834          5,280


-------------------------------------------------------------------------------


                    ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT 1
                                STATEMENT OF ASSETS AND LIABILITIES
                                          MARCH 31, 1999
                                            (Unaudited)


                                               Calvert                              Alger
                            -----------------------------------------------  ---------------------

                             Social              Social   Social
                              Money    Social   Strategic Managed  Social    Large Cap   Mid Cap
                             Market   Balanced   Growth   Growth   Global      Growth    Growth
                             ------   --------   ------   ------   ------    ---------  --------
ASSETS

Investments, identified
  costs                      $837,078  $178,244  $97,282 $136,102 $353,196   $2,521,566  $852,449
                             --------  --------  ------- -------- --------   ----------  --------
 Investments, at market      $840,078  $183,792  $80,160 $138,803 $355,134   $3,147,824  $979,493
                             --------  --------  ------- -------- --------   ----------  --------
 Number of shares             840,078    82,603    8,456    4,686   16,618       53,299    32,401
                              -------    ------    -----    -----   ------       ------    ------

 Total and net assets        $840,078  $183,792  $80,160 $138,803 $355,134   $3,147,824  $979,493
                             --------  --------  ------- -------- --------   ----------  --------

ACCUMULATION UNITS

 Number of units              713,538    11,196    8,042    8,830   26,484      134,487    55,614
                              -------    ------    -----    -----   ------      -------    ------

NET ASSET VALUE PER
ACCUMULATION UNIT

    March 31, 1999              $1.18    $16.42    $9.97   $15.72   $13.41       $23.41    $17.61
                                -----    ------    -----   ------   ------       ------    ------


See notes to financial statement



                          ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT 1
                                       STATEMENT OF ASSETS AND LIABILITIES
                                                MARCH 31, 1999
                                                (Unaudited)


                       Alger     Dreyfus     Neuberger Berman           Strong          Van Eck
                       -----     --------   --------------------- -------------------  ---------

                       Small       S&P                               Inter-                 Hard
                        Cap        500                              national  Aggressive  Assets/
                      Growth      Index       Income    Growth      Growth     Growth     Metals
                      -------     ------     -------   -------     ---------  ---------  --------
ASSETS

Investments,
 identified costs   $2,202,998 $7,334,647  $2,561,968 $1,702,331 $2,695,478   $372,751  $870,657
                     ---------- ----------  ---------- ---------- ----------   --------  --------
Investments,
 at market          $2,352,110 $8,429,042  $2,458,375 $1,658,408 $2,766,485   $313,740  $751,486
                     ---------  ---------   --------- ---------   ---------    -------   -------

Number of shares        53,119    248,938     187,806     69,187    297,792     32,245    80,030
                        ------    -------     -------    ------     -------     ------    ------

Total and net assets$2,352,110  $8,429,042 $2,458,375 $1,658,408 $2,766,485   $313,740  $751,486
                     ---------   ---------  --------- ---------   ---------    -------   -------


ACCUMULATION UNITS

 Number of units       174,869     386,810     209,391   107,894     283,697     29,272    91,777
                       -------     -------     -------   -------     -------     ------    ------

NET ASSET VALUE PER
ACCUMULATION UNIT

    March 31, 1999      $13.45      $21.79      $11.74    $15.37       $9.75     $10.72     $8.19
                        ------      ------      ------    ------       -----     ------     -----


See notes to financial statement



                          ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT 1
                                   STATEMENT OF ASSETS AND LIABILITIES
                                          MARCH 31, 1999
                                             (Unaudited)



                                                        Oppenheimer
                                    -------------------------------------------------------

                                      High      Aggressive   Large Cap            Managed
                                     Income       Growth      Growth    Balanced   Income
                                     -------    ----------   --------   --------  --------
ASSETS

  Investments, identified costs      $508,005  $1,352,993  $2,467,443  $762,671 $677,922
                                     --------  ----------  ----------  -------- --------
  Investments, at market             $485,256  $1,594,795  $2,745,046  $787,996 $642,621
                                      -------   ---------   ---------   -------  -------
  Number of shares                     45,607      32,428      73,221    37,488  132,773
                                       ------      ------      ------    ------  -------
Total and net assets                 $485,256  $1,594,795  $2,745,046  $787,996 $642,621
                                     --------  ----------  ----------  -------- --------


ACCUMULATION UNITS

  Number of units                      42,049     103,227     171,701    56,442   57,922
                                       ------     -------     -------    ------   ------


NET ASSET VALUE PER
ACCUMULATION UNIT

    March 31, 1999                     $11.54      $15.45      $15.99    $13.96   $11.09
                                       ------      ------      ------    ------   ------


See notes to financial statement



                          ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                                 STATEMENT OF OPERATIONS AND CHANGE IN NET ASSETS
                                     FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                                   (in thousands)
                                                   (Unaudited)

                                                             Calvert
                                ------------------------------------------------------------------
                                  Social                     Social       Social
                                   Money        Social      Strategic     Managed       Social
                                  Market       Balanced      Growth       Growth        Global
         OPERATIONS              --------      --------     --------    ----------     ---------
Investment Income
 Dividends                           $7,711            $0           $0           $0            $0
 Mortality and expense charge        (1,749)         (263)        (191)        (299)         (638)
                                    -------         -----        -----        -----         -----
Net Investment Income (loss)          5,962         (263)        (191)        (299)         (638)

Realized and Unrealized Gains
(Losses) on Investments:
  Realized gains (losses) from
    Redemption of fund shares         1,141           294        (717)     (11,595)       (2,325)
  Unrealized appreciation
   (Depreciation) of investments          0         4,301     (13,440)        4,329         9,763
                                     ------         -----     --------        -----         -----
 Net Gain (loss) on
investments Investments               1,141         4,595     (14,157)      (7,266)         7,438

   NET INCREASE (DECREASE)
   IN NET ASSETS RESULTING
       FROM OPERATIONS                7,103         4,332     (14,348)      (7,565)         6,800

    CAPITAL TRANSACTIONS:
  Transfer of premium               552,552        72,066       12,904       17,419        39,899
  Contract terminations               (371)         (129)        (225)      (5,225)           (4)
  Policy account value charges     (37,254)       (4,334)      (2,938)      (4,853)       (9,475)
  Sub-account transfers           (378,167)        64,709      (2,640)       15,161       112,748
                                  ---------        ------      -------       ------       -------

  NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS              136,760       132,312        7,101       22,502       143,168
                                    -------       -------        -----       ------       -------
  TOTAL INCREASE IN
  NET ASSETS                        143,863       136,644      (7,247)       14,937       149,968

NET ASSETS, beginning of
    the period                      696,215        47,148       87,407      123,866       205,166
                                    -------        ------       ------      -------       -------
NET ASSETS, at end of
    the period                     $840,078      $183,792      $80,160     $138,803      $355,134
                                   --------      --------      -------     --------      --------

  UNITS ISSUED AND REDEEMED
          REDEEMED
 Beginning balance                  598,035         2,990        7,476        7,670        15,712
 Units Issued                     1,516,423         8,598        1,847        8,383        12,111
 United redeemed                  1,400,920           392        1,281        7,223         1,339
                                  ---------           ---        -----        -----         -----
 Ending balance                     713,538        11,196        8,042        8,830        26,484
                                    -------        ------        -----        -----        ------

See notes to financial statement



                          ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                                    STATEMENT OF OPERATIONS AND CHANGE IN NET ASSETS
                                       FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                                (in thousands)
                                                  (Unaudited)
                                                                                      Neuberger
                                               Alger                    Dreyfus        Berman
                                -------------------------------------  ----------    -----------
                                                                         S & P
                                  Large Cap   Mid Cap    Small Cap        500
                                   Growth     Growth      Growth         Index         Income
           OPERATIONS              -------   --------    ---------       ------       ----------
Investment Income
 Dividends                               $0        $0           $0       $58,903       $132,944
 Mortality and expense charge        (6,320)   (2,085)      (5,008)      (17,192)        (5,114)
                                    -------   -------      -------      --------        -------
  Net Investment Income (loss)       (6,320)   (2,085)      (5,008)        41,711        127,830

Realized and Unrealized Gains
(Losses) on Investments:
  Realized gains (losses) from
    Redemption of fund shares        59,805    33,138        9,147        79,753        (6,128)
  Unrealized appreciation
   (Depreciation) of investments    217,813     9,920       12,458       189,436      (120,850)
                                    -------     -----       ------       -------      ---------
 Net Gain (loss) on
Investments Iinvestments            277,618    43,058       21,605       269,189      (126,978)

     NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
         FROM OPERATIONS            271,298    40,973       16,597       310,900            852

      CAPITAL TRANSACTIONS:
  Transfer of premium               620,287   119,955      377,389     1,522,101        478,637
  Contract terminations            (15,863)   (6,349)     (12,410)      (49,708)       (12,531)
  Policy account value charges     (89,166)  (29,355)     (71,636)     (292,219)       (79,057)
  Sub-account transfers            (40,494)     3,246      (3,511)       270,109         37,647
                                   --------     -----      -------       -------         ------

  NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS              474,764    87,497      289,832     1,450,283        424,696
                                    -------    ------      -------     ---------        -------
  TOTAL INCREASE IN
  NET ASSETS                        746,062   128,470      306,429     1,761,183        425,548

NET ASSETS, beginning of
    the period                    2,401,762   851,023    2,045,681     6,667,859      2,032,827
                                  ---------   -------    ---------     ---------      ---------
NET ASSETS, at end of
    the period                  $ 3,147,824 $ 979,493   $2,352,110    $8,429,042     $2,458,375
                                ----------- ---------   ----------    ----------     ----------

    UNITS ISSUED AND REDEEMED
            REDEEMED
 Beginning balance                  113,872    50,595       153,159       320,865        173,713
 Units Issued                        40,225    15,922        41,326       103,968         64,924
 United redeemed                     19,610    10,903        19,616        38,023         29,246
                                     ------    ------        ------        ------         ------
 Ending balance                     134,487    55,614       174,869       386,810        209,391
                                    -------    ------       -------       -------        -------

See notes to financial statement



                    ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                             STATEMENT OF OPERATIONS AND CHANGE IN NET ASSETS
                             FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                             (in thousands)
                                                (Unaudited)

                                Neuberger
                                  Berman     Strong International      Van Eck     Oppenheimer
                              -------------   ---------------------- -----------  --------------
                                               Inter-                    Hard
                                              national   Aggressive     Assets/        High
                                  Growth       Growth      Growth       Metals        Income
          OPERATIONS              -------     --------   ----------    --------     ------------
Investment Income
 Dividends                         $88,404      $11,187     $44,830       $9,610         $30,951
 Mortality and expense charge       (3,651)      (5,898)       (740)      (1,519)           (976)
                                   -------      -------       -----      -------           -----

 Net Investment Income (loss)
Realized and Unrealize              84,753        5,289      44,090        8,091          29,975

Realized and Unrealized Gains
(Losses) on Investments:
  Realized gains (losses) from
    Redemption of fund shares      (5,920)     (90,074)       3,381     (18,548)         (2,538)
  Unrealized appreciation
   (Depreciation) of investments (135,318)      239,675    (81,979)       35,481        (12,408)
                                 ---------      -------    --------       ------        --------
Net Gain (loss) on
investments investment           (141,238)      149,601    (78,598)       16,933        (14,946)

    NET INCREASE (DECREASE)
    IN NET ASSETS RESULTING
        FROM OPERATIONS           (56,485)      154,890    (34,508)       25,024          15,029

     CAPITAL TRANSACTIONS:
  Transfer of premium              280,679      446,641      34,027      142,529         129,536
  Contract terminations            (8,790)     (27,507)     (1,803)      (5,304)           (580)
  Policy account value charges    (50,688)     (88,282)     (7,511)     (23,916)        (13,509)
  Sub-account transfers           (54,387)    (132,162)    (12,823)       30,876        (16,621)
                                  --------    ---------    --------       ------        --------

  NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS             166,814      198,690      11,890      144,185          98,826
                                   -------      -------      ------      -------          ------
  TOTAL INCREASE IN
   NET ASSETS                      110,329      353,580    (22,618)      169,209         113,855

NET ASSETS, beginning of
    the period                   1,548,079    2,412,905     336,358      582,277         371,401
                                 ---------    ---------     -------      -------         -------
NET ASSETS, at end of
    the period                  $1,658,408  $ 2,766,485    $313,740     $751,486        $485,256
                                ----------  -----------    --------     --------        --------

   UNITS ISSUED AND REDEEMED
           REDEEMED
 Beginning balance                  97,419      262,868      28,197       73,721          33,313
 Units Issued                       25,153      131,487       4,780       30,042          18,391
 United redeemed                    14,678      110,658       3,705       11,986           9,655
                                    ------      -------       -----       ------           -----
 Ending balance                    107,894      283,697      29,272       91,777          42,049
                                   -------      -------      ------       ------          ------

See notes to financial statement

           ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                STATEMENT OF OPERATIONS AND CHANGE IN NET ASSETS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (in thousands)
                                   (Unaudited)


                                                    Oppenheimer
                                ------------------------------------------------
                                Aggressive    Large Cap                  Managed
                                  Growth        Growth      Balanced     Income
         OPERATIONS             -----------   ----------    --------    --------
Investment Income
 Dividends                            $(2)    $108,577      $9,233      $37,569
 Mortality and expense charge      (3,351)     (5,693)     (1,624)      (1,045)
                                   -------     -------     -------      -------
Net Investment Income (loss)       (3,353)     102,884       7,609       36,524

Realized and Unrealized Gains
(Losses) on Investments:
  Realized gains (losses) from
    Redemption of fund shares       14,096       7,893    (15,946)      (2,839)
  Unrealized appreciation
   (Depreciation) of               121,862      31,816      26,485     (34,365)
                                   -------      ------      ------     --------
investments
 Net Gain (loss) on                135,958      39,709      10,539     (37,204)
Investments Iinvestments

   NET INCREASE (DECREASE)
   IN NET ASSETS RESULTING
       FROM OPERATIONS             132,605     142,593      18,148        (680)

    CAPITAL TRANSACTIONS:
  Transfer of premium              293,997     482,410     148,009      396,767
  Contract terminations           (12,068)    (24,796)    (15,873)        (123)
  Policy account value            (51,373)    (88,064)    (31,643)     (10,379)
charges
  Sub-account transfers          (115,914)    (20,924)      31,459     (18,257)
                                 ---------    --------      ------     --------

  NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS             114,642     348,626     131,952      368,008
                                   -------     -------     -------      -------
  TOTAL INCREASE IN
  NET ASSETS                       247,247     491,219     150,100      367,328

NET ASSETS, beginning of
    the period                   1,347,548   2,253,827     637,896      275,293
                                 ---------   ---------     -------      -------
NET ASSETS, at end of
    the period                  $1,594,795  $2,745,046    $787,996     $642,621
                                ----------  ----------    --------     --------

  UNITS ISSUED AND REDEEMED
          REDEEMED
  Beginning balance                 95,687     150,216      47,458       24,847
 Units Issued                       26,004      41,999      22,996       43,398
 United redeemed                    18,464      20,514      14,012       10,323
                                    ------      ------      ------       ------
 Ending balance                    103,227     171,701      56,442       57,922
                                   -------     -------      ------       ------

See notes to financial statement

           ACACIA NATIONAL VARIABLE LIFE INSURANCE SEPARATE ACCOUNT I
                          NOTES TO FINANCIAL STATEMENT
                                 MARCH 31, 1999
                                   (UNAUDITED)




1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS VALUATION

Investments are stated at market value based on the net asset value of the underlying investment in each of the respective funds. Net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the subaccounts.

ACCOUNTING FOR INVESTMENTS

Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Identified cost is the basis followed in determining the cost of investments sold for financial statement purposes.


2.  BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statement have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statement should be read in conjunction with the audited financial statement and notes thereto for the years ended December 31, 1998 and 1997.

--------------------------------------------------------------------------------

                                   Appendix A

                 Illustrations of Death Benefits and Cash Values

The following tables illustrate how the Accumulation Values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the Accumulation Values and Death Benefits of a Policy issued at a given premium on Insureds of given ages and specified underwriting risk classifications would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 12%, 6%, or 0%. The tables on pages A-2 through A-7 illustrate a Policy issued to a male, age 65 under a Preferred rate non-tobacco underwriting risk classification and a female age 65, also under a Preferred rate non-tobacco underwriting risk classification. This Policy provides for standard tobacco use and non-tobacco use, and preferred non-tobacco classifications. The Accumulation Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 12%, 6%, and 0% over a period of years, but fluctuated above and below those averages for individual Policy
Years, or if the Insureds were assigned to different underwriting risk classifications.

The first two columns of the tables show the Policy Years and End of Year Age. The next two columns show Annual Premium Outlay and the Net Annual Rate of Return (ROR). The following columns show the Total Accumulated Value, Total Surrender Value and Total Death Benefit. The columns headed Current Charges assume that, throughout the life of the Policy, the monthly Cost of Insurance is based on the current Cost of Insurance Rates and that current expense deductions and the current percent of premium load are applied. This reflects the basis on which ANLIC currently sells its Policies. The columns headed Guaranteed Charges assume that, throughout the life of the Policy, the monthly Cost of Insurance is based on the maximum Cost of Insurance Rate permitted under the Policy and that the maximum allowable expense deductions and percent of premium loads are applied. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current Cost of Insurance Rates used by ANLIC are at this time equal to the maximum Cost of Insurance Rates for many ages. ANLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current cost of insurance rates actually applied. ANLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The tables on pages A-2 through A-4 are based on a level Death Benefit Option (Option A) and the tables on pages A-5 through A-7 are based on an increasing Death Benefit Option (Option B).

The amounts shown for the Accumulation Values, Surrender values and Death Benefits reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment (the equivalent to an annual rate of .95% of the aggregate average daily net assets of the Funds). Certain of the Funds entered into arrangements for reimbursements and waivers for portions of expenses. Without these arrangements, expenses would have been higher, as follows: 0.88% for CVS Balanced, 1.06% for CVS Mid Cap, 0.66% for CVS Money Market, 1.80% for CVS International Equity, 1.33% for CVS Small Cap, and 1.20% for Van Eck Worldwide Hard Assets Fund. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 12%, 6%, and 0% were computed after deducting Fund expenses and correspond to approximate net annual rates of 10.15%, 4.15%, and -1.85%, respectively, for years 1-15 and 10.60%, 4.60%, and -1.40%, respectively, for the years thereafter.

The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to Separate Account I, since ANLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 12 percent, 6 percent, or 0 percent by an amount sufficient to cover the tax charges in order to produce the death benefits and values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all net premiums are allocated to Separate Account I, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insureds were both male or both female, tobacco users, in substandard risk classifications, or were other ages, or if a higher or lower premium was illustrated.

Upon request, ANLIC will provide comparable illustrations based upon the proposed Insureds' ages, sexes and underwriting classifications, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.


                                  REGENT 2000

Acacia National Life Insurance Company                               Prepared by:   Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8065)                                                  May 1, 1999
-----------------------------------------------------------------------------------------------
Insured  Name    Client / Client Spouse                      Annual Premium             19,660
         Sex     Male / Female                               Specified Amount        1,000,000
         Age     65 / 65                                     Death Benefit Option        Level
         Insured Class  Preferred / Preferred                Riders                       None
-----------------------------------------------------------------------------------------------
                                       12% Hypothetical Gross Annual Rate of Return (ROR)
                                       ---------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------            -------------------
  End of  End of    Annual     Net         Total       Total     Total       Total       Total
  Policy    Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
    Year     Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66    19,660  10.15%        20,274         614 1,000,000         513   1,000,000
   2     67 / 67    19,660  10.15%        42,252      22,592 1,000,000      21,864   1,000,000
   3     68 / 68    19,660  10.15%        66,057      46,397 1,000,000      44,507   1,000,000
   4     69 / 69    19,660  10.15%        91,842      72,182 1,000,000      68,440   1,000,000
   5     70 / 70    19,660  10.15%       119,792     100,132 1,000,000      93,644   1,000,000
                    ------
Total               98,300

   6     71 / 71    19,660  10.15%       150,780     133,090 1,000,000     122,040   1,000,000
   7     72 / 72    19,660  10.15%       184,447     168,727 1,000,000     151,563   1,000,000
   8     73 / 73    19,660  10.15%       221,047     207,287 1,000,000     182,042   1,000,000
   9     74 / 74    19,660  10.15%       260,927     249,137 1,000,000     213,289   1,000,000
   10    75 / 75    19,660  10.15%       304,421     294,591 1,000,000     245,064   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660  10.15%       351,992     344,132 1,000,000     277,180   1,000,000
   12    77 / 77    19,660  10.15%       404,065     398,175 1,000,000     309,464   1,000,000
   13    78 / 78    19,660  10.15%       461,232     457,302 1,000,000     341,789   1,000,000
   14    79 / 79    19,660  10.15%       524,079     522,119 1,000,000     374,082   1,000,000
   15    80 / 80    19,660  10.15%       593,333     593,333 1,000,000     406,203   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660  10.60%       672,239     672,239 1,000,000     437,910   1,000,000
   17    82 / 82    19,660  10.60%       759,506     759,506 1,000,000     469,512   1,000,000
   18    83 / 83    19,660  10.60%       856,759     856,759 1,000,000     500,861   1,000,000
   19    84 / 84    19,660  10.60%       966,246     966,246 1,014,558     531,908   1,000,000
   20    85 / 85    19,660  10.60%     1,087,990   1,087,990 1,142,390     562,783   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660  10.60%     1,903,794   1,903,794 1,998,983     739,686   1,000,000
   30    95 / 95    19,660  10.60%     3,233,630   3,233,630 3,265,966   1,190,578   1,202,484
   35    100 /100   19,660  10.60%     5,446,983   5,446,983 5,501,453   2,052,835   2,073,363
                   -------
Total              688,100


THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                  REGENT 2000


-----------------------------------------------------------------------------------------------
Acacia National Life Insurance Company                                 Prepared by: Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life Insurance Illustration     May 1, 1999
(Form 8065)
-----------------------------------------------------------------------------------------------
Insured  Name    Client / Client  Spouse                   Annual Premium               19,660
         Sex     Male / Female                             Specified Amount          1,000,000
         Age     65 / 65                                   Death Benefit Option          Level
         Insured Class  Preferred / Preferred              Riders                         None
-----------------------------------------------------------------------------------------------

                                          6% Hypothetical Gross Annual Rate of Return (ROR)
                                          -----------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             -------------------
  End of  End of    Annual     Net       Total       Total       Total       Total       Total
  Policy    Year   Premium  Annual Accumulation  Surrender       Death   Surrender       Death
    Year     Age    Outlay     ROR       Value       Value     Benefit       Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66    19,660   4.15%      19,148           0   1,000,000           0   1,000,000
   2     67 / 67    19,660   4.15%      38,746      19,086   1,000,000      18,389   1,000,000
   3     68 / 68    19,660   4.15%      58,763      39,103   1,000,000      37,321   1,000,000
   4     69 / 69    19,660   4.15%      79,177      59,517   1,000,000      56,042   1,000,000
   5     70 / 70    19,660   4.15%      99,984      80,324   1,000,000      74,378   1,000,000
                   -------
Total               98,300

   6     71 / 71    19,660   4.15%     121,817     104,127   1,000,000      94,080   1,000,000
   7     72 / 72    19,660   4.15%     144,057     128,337   1,000,000     112,886   1,000,000
   8     73 / 73    19,660   4.15%     166,674     152,914   1,000,000     130,404   1,000,000
   9     74 / 74    19,660   4.15%     189,700     177,910   1,000,000     146,180   1,000,000
   10    75 / 75    19,660   4.15%     213,102     203,272   1,000,000     159,657   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660   4.15%     236,938     229,078   1,000,000     170,258   1,000,000
   12    77 / 77    19,660   4.15%     261,146     255,256   1,000,000     177,322   1,000,000
   13    78 / 78    19,660   4.15%     285,777     281,847   1,000,000     180,109   1,000,000
   14    79 / 79    19,660   4.15%     310,766     308,806   1,000,000     177,756   1,000,000
   15    80 / 80    19,660   4.15%     336,080     336,080   1,000,000     169,084   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660   4.60%     362,619     362,619   1,000,000     151,320   1,000,000
   17    82 / 82    19,660   4.60%     388,161     388,161   1,000,000     123,493   1,000,000
   18    83 / 83    19,660   4.60%     412,267     412,267   1,000,000      82,623   1,000,000
   19    84 / 84    19,660   4.60%     434,373     434,373   1,000,000      24,764   1,000,000
   20    85 / 85    19,660   4.60%     453,933     453,933   1,000,000           0   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660   4.60%     505,184     505,184   1,000,000           0           0
   30    95 / 95    19,660   4.60%     397,587     397,587   1,000,000           0           0
   35    100 / 100  19,660   4.60%           0           0           0           0           0
                   -------
Total              688,100



THIS  ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A
PROSPECTUS, AND PRESENTED BY A REGISTERED  REPRESENTATIVE.  THIS ILLUSTRATION IS
INTENDED  TO  SHOW  POLICY  VALUES  AND  BENEFITS  BASED  ON  THE   HYPOTHETICAL
PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT
INVESTMENT RESULTS.

                                  REGENT 2000

C


-----------------------------------------------------------------------------------------------
Acacia National Life Insurance Company                                 Prepared  by: Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life Insurance Illustration     May 1, 1999
(Form 8065)
-----------------------------------------------------------------------------------------------
Insured  Name    Client / Client  Spouse                   Annual Premium               19,660
         Sex     Male / Female                             Specified Amount          1,000,000
         Age     65 / 65                                   Death Benefit Option          Level
         Insured Class  Preferred / Preferred              Riders                         None
-----------------------------------------------------------------------------------------------

                                        0% Hypothetical Gross Annual Rate of Return (ROR)
                                        -------------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
  End of  End of    Annual     Net       Total       Total       Total       Total       Total
  Policy    Year   Premium  Annual Accumulation  Surrender       Death   Surrender       Death
    Year     Age    Outlay     ROR       Value       Value     Benefit       Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66    19,660  -1.85%      18,022           0   1,000,000           0   1,000,000
   2     67 / 67    19,660  -1.85%      35,377      15,717   1,000,000      15,050   1,000,000
   3     68 / 68    19,660  -1.85%      52,024      32,364   1,000,000      30,688   1,000,000
   4     69 / 69    19,660  -1.85%      67,937      48,277   1,000,000      45,055   1,000,000
   5     70 / 70    19,660  -1.85%      83,100      63,440   1,000,000      58,001   1,000,000
                   -------
Total               98,300

   6     71 / 71    19,660  -1.85%      98,117      80,427   1,000,000      71,300   1,000,000
   7     72 / 72    19,660  -1.85%     112,336      96,616   1,000,000      82,719   1,000,000
   8     73 / 73    19,660  -1.85%     125,712     111,952   1,000,000      91,897   1,000,000
   9     74 / 74    19,660  -1.85%     138,254     126,464   1,000,000      98,417   1,000,000
   10    75 / 75    19,660  -1.85%     149,906     140,076   1,000,000     101,757   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660  -1.85%     160,693     152,833   1,000,000     101,385   1,000,000
   12    77 / 77    19,660  -1.85%     170,514     164,624   1,000,000      96,686   1,000,000
   13    78 / 78    19,660  -1.85%     179,379     175,449   1,000,000      86,976   1,000,000
   14    79 / 79    19,660  -1.85%     187,158     185,198   1,000,000      71,457   1,000,000
   15    80 / 80    19,660  -1.85%     193,746     193,746   1,000,000      49,025   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660  -1.40%     199,177     199,177   1,000,000      16,422   1,000,000
   17    82 / 82    19,660  -1.40%     201,370     201,370   1,000,000           0   1,000,000
   18    83 / 83    19,660  -1.40%     199,568     199,568   1,000,000           0   1,000,000
   19    84 / 84    19,660  -1.40%     192,741     192,741   1,000,000           0   1,000,000
   20    85 / 85    19,660  -1.40%     179,756     179,756   1,000,000           0   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660  -1.40%           0           0           0           0           0
   30    95 / 95    19,660  -1.40%           0           0           0           0           0
   35    100 / 100  19,660  -1.40%           0           0           0           0           0
                   -------
Total              688,100



THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                  REGENT 2000

-----------------------------------------------------------------------------------------------
Acacia National Life Insurance Company                                Prepared by: Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life Insurance Illustration     May 1, 1999
(Form 8065)
-----------------------------------------------------------------------------------------------
Insured Name   Client / Client Spouse                     Annual Premium               566,796
        Sex      Male / Female                            Specified Amount           5,000,000
        Age      65 / 65                                  Death Benefit Option      Increasing
        Insured Class  Preferred / Preferred              Riders                          None
-----------------------------------------------------------------------------------------------

                                      12% Hypothetical Gross Annual Rate of Return (ROR)
                                      ---------------------------------------------------------
                                           Current Charges               Guaranteed Charges
                                           ---------------               ------------------
 End of   End of   Annual    Net       Total        Total       Total        Total       Total
 Policy     Year  Premium Annual Accumulation   Surrender       Death    Surrender       Death
   Year      Age   Outlay    ROR       Value        Value     Benefit        Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66  566,796 10.15%     606,298      508,298   5,606,298      508,096   5,606,096
   2     67 / 67  566,796 10.15%   1,272,273    1,174,273   6,272,273    1,167,327   6,265,327
   3     68 / 68  566,796 10.15%   2,003,629    1,905,629   7,003,629    1,888,710   6,986,710
   4     69 / 69  566,796 10.15%   2,806,694    2,708,694   7,806,694    2,677,572   7,775,572
   5     70 / 70  566,796 10.15%   3,688,503    3,590,503   8,688,503    3,539,601   8,637,601
                 ---------
Total            2,833,980

   6     71 / 71  566,796 10.15%   4,659,818    4,571,618   9,659,818    4,490,576   9,578,776
   7     72 / 72  566,796 10.15%   5,726,386    5,647,986  10,726,386    5,526,852  10,605,252
   8     73 / 73  566,796 10.15%   6,897,418    6,828,818  11,897,418    6,654,666  11,723,266
   9     74 / 74  566,796 10.15%   8,183,398    8,124,598  13,183,398    7,880,391  12,939,191
  10     75 / 75  566,796 10.15%   9,595,443    9,546,443  14,595,443    9,210,737  14,259,737
                 ---------
Total            5,667,960

  11     76 / 76  566,796 10.15%  11,146,334   11,107,134  16,146,334   10,652,951  15,692,151
  12     77 / 77  566,796 10.15%  12,849,329   12,819,929  17,849,329   12,215,024  17,244,424
  13     78 / 78  566,796 10.15%  14,719,751   14,700,151  19,719,751   13,905,790  18,925,390
  14     79 / 79  566,796 10.15%  16,773,579   16,763,779  21,773,579   15,734,805  20,744,605
  15     80 / 80  566,796 10.15%  19,028,568   19,028,568  24,028,568   17,711,963  22,711,963
                ---------
Total           8,501,940

  16     81 / 81  566,796 10.60%  21,586,986   21,586,986  26,586,986   19,918,959  24,918,959
  17     82 / 82  566,796 10.60%  24,395,296   24,395,296  29,395,296   22,312,084  27,312,084
  18     83 / 83  566,796 10.60%  27,475,033   27,475,033  32,475,033   24,903,965  29,903,965
  19     84 / 84  566,796 10.60%  30,848,714   30,848,714  35,848,714   27,708,523  32,708,523
  20     85 / 85  566,796 10.60%  34,541,422   34,541,422  39,541,422   30,741,810  35,741,810
                ---------
Total          11,335,920

  25     90 / 90  566,796 10.60%  59,020,801   59,020,801  64,020,801   50,103,315  55,103,315
  30     95 / 95  566,796 10.60%  97,804,706   97,804,706 102,804,706   79,197,778  84,197,778
  35    100 /100  566,796 10.60% 160,175,829  160,175,829 165,175,829  117,674,237 122,674,237
                ---------
Total          19,837,860



THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                  REGENT 2000

-----------------------------------------------------------------------------------------------
Acacia National Life Insurance Company                                Prepared by: Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life Insurance Illustration     May 1, 1999
(Form 8065)
-----------------------------------------------------------------------------------------------
Insured Name   Client / Client Spouse                     Annual Premium               566,796
        Sex      Male / Female                            Specified Amount           5,000,000
        Age      65 / 65                                  Death Benefit Option      Increasing
        Insured Class  Preferred / Preferred              Riders                          None
-----------------------------------------------------------------------------------------------
                                       6% Hypothetical Gross Annual Rate of Return (ROR)
                                       --------------------------------------------------------
                                           Current Charges               Guaranteed Charges
                                           ---------------              -----------------------
 End of   End of   Annual    Net       Total        Total       Total        Total       Total
 Policy     Year  Premium Annual Accumulation   Surrender       Death    Surrender       Death
   Year      Age   Outlay    ROR       Value        Value     Benefit        Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66  566,796  4.15%     573,176      475,176   5,573,176      474,979   5,572,979
   2     67 / 67  566,796  4.15%   1,168,332    1,070,332   6,168,332    1,063,721   6,161,721
   3     68 / 68  566,796  4.15%   1,786,038    1,688,038   6,786,038    1,672,278   6,770,278
   4     69 / 69  566,796  4.15%   2,426,932    2,328,932   7,426,932    2,300,520   7,398,520
   5     70 / 70  566,796  4.15%   3,091,737    2,993,737   8,091,737    2,948,139   8,046,139
                 ---------
Total            2,833,980

   6     71 / 71  566,796  4.15%   3,784,130    3,695,930   8,784,130    3,624,327   8,712,527
   7     72 / 72  566,796  4.15%   4,502,019    4,423,619   9,502,019    4,318,242   9,396,642
   8     73 / 73  566,796  4.15%   5,246,017    5,177,417  10,246,017    5,028,260  10,096,860
   9     74 / 74  566,796  4.15%   6,017,086    5,958,286  11,017,086    5,752,211  10,811,011
  10     75 / 75  566,796  4.15%   6,815,815    6,766,815  11,815,815    6,487,526  11,536,526
                 ---------
Total            5,667,960

  11     76 / 76  566,796  4.15%   7,643,331    7,604,131  12,643,331    7,231,382  12,270,582
  12     77 / 77  566,796  4.15%   8,500,011    8,470,611  13,500,011    7,980,841  13,010,241
  13     78 / 78  566,796  4.15%   9,386,946    9,367,346  14,386,946    8,732,863  13,752,463
  14     79 / 79  566,796  4.15%  10,304,394   10,294,594  15,304,394    9,484,099  14,493,899
  15     80 / 80  566,796  4.15%  11,252,771   11,252,771  16,252,771   10,230,435  15,230,435
                 ---------
Total            8,501,940

  16     81 / 81  566,796  4.60%  12,280,353   12,280,353  17,280,353   11,004,698  16,004,698
  17     82 / 82  566,796  4.60%  13,334,358   13,334,358  18,334,358   11,767,707  16,767,707
  18     83 / 83  566,796  4.60%  14,411,107   14,411,107  19,411,107   12,511,882  17,511,882
  19     84 / 84  566,796  4.60%  15,505,452   15,505,452  20,505,452   13,229,205  18,229,205
  20     85 / 85  566,796  4.60%  16,612,145   16,612,145  21,612,145   13,911,876  18,911,876
               ----------
Total          11,335,920

  25     90 / 90  566,796  4.60%  22,262,254   22,262,254  27,262,254   16,568,989  21,568,989
  30     95 / 95  566,796  4.60%  27,772,571   27,772,571  32,772,571   17,215,411  22,215,411
  35    100 / 100 566,796  4.60%  32,930,077   32,930,077  37,930,077    8,739,217  13,739,217
               ----------
Total          19,837,860



THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                  REGENT 2000

-----------------------------------------------------------------------------------------------
Acacia National Life Insurance Company                                Prepared by: Acacia Rep
Regent 2000 Survivorship Flexible Premium Variable Life Insurance Illustration     May 1, 1999
(Form 8065)
-----------------------------------------------------------------------------------------------
Insured Name   Client / Client Spouse                     Annual Premium               566,796
        Sex      Male / Female                            Specified Amount           5,000,000
        Age      65 / 65                                  Death Benefit Option      Increasing
        Insured Class  Preferred / Preferred              Riders                          None
-----------------------------------------------------------------------------------------------

                                       0% Hypothetical Gross Annual Rate of Return (ROR)
                                       --------------------------------------------------------
                                           Current Charges               Guaranteed Charges
                                           ---------------               ------------------
 End of   End of   Annual    Net       Total        Total       Total        Total       Total
 Policy     Year  Premium Annual Accumulation   Surrender       Death    Surrender       Death
   Year      Age   Outlay    ROR       Value        Value     Benefit        Value     Benefit
-----------------------------------------------------------------------------------------------
   1     66 / 66  566,796 -1.85%     540,055      442,055   5,540,055      441,865   5,539,865
   2     67 / 67  566,796 -1.85%   1,068,370      970,370   6,068,370      964,095   6,062,095
   3     68 / 68  566,796 -1.85%   1,584,831    1,486,831   6,584,831    1,472,193   6,570,193
   4     69 / 69  566,796 -1.85%   2,089,366    1,991,366   7,089,366    1,965,495   7,063,495
   5     70 / 70  566,796 -1.85%   2,581,965    2,483,965   7,581,965    2,443,185   7,541,185
                ---------
Total           2,833,980

   6     71 / 71  566,796 -1.85%   3,065,449    2,977,249   8,065,449    2,913,983   8,002,183
   7     72 / 72  566,796 -1.85%   3,536,849    3,458,449   8,536,849    3,366,630   8,445,030
   8     73 / 73  566,796 -1.85%   3,995,956    3,927,356   8,995,956    3,799,175   8,867,775
   9     74 / 74  566,796 -1.85%   4,442,879    4,384,079   9,442,879    4,209,230   9,268,030
  10     75 / 75  566,796 -1.85%   4,877,323    4,828,323   9,877,323    4,594,157   9,643,157
                ---------
Total           5,667,960

  11     76 / 76  566,796 -1.85%   5,299,497    5,260,297  10,299,497    4,951,217   9,990,417
  12     77 / 77  566,796 -1.85%   5,708,832    5,679,432  10,708,832    5,277,722  10,307,122
  13     78 / 78  566,796 -1.85%   6,105,446    6,085,846  11,105,446    5,571,048  10,590,648
  14     79 / 79  566,796 -1.85%   6,488,603    6,478,803  11,488,603    5,828,440  10,838,240
  15     80 / 80  566,796 -1.85%   6,857,721    6,857,721  11,857,721    6,046,578  11,046,578
                ---------
Total           8,501,940

  16     81 / 81  566,796 -1.40%   7,240,438    7,240,438  12,240,438    6,240,502  11,240,502
  17     82 / 82  566,796 -1.40%   7,597,520    7,597,520  12,597,520    6,386,096  11,386,096
  18     83 / 83  566,796 -1.40%   7,924,552    7,924,552  12,924,552    6,477,139  11,477,139
  19     84 / 84  566,796 -1.40%   8,215,905    8,215,905  13,215,905    6,507,395  11,507,395
  20     85 / 85  566,796 -1.40%   8,466,154    8,466,154  13,466,154    6,471,276  11,471,276
               ----------
Total          11,335,920

  25     90 / 90  566,796 -1.40%   9,035,214    9,035,214  14,035,214    5,162,127  10,162,127
  30     95 / 95  566,796 -1.40%   8,197,627    8,197,627  13,197,627    1,591,083   6,591,083
  35    100 /100  566,796 -1.40%   5,885,467    5,885,467  10,885,467            0           0
               ----------
Total          19,837,860



THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                  REGENT 2000

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Acacia National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                              RULE 484 UNDERTAKING

ANLIC'S By-laws provide as follows:

In the event any action, suit or proceeding is brought against a present or former Director, elected officer, appointed officer or other employee because of any action taken by such person as a Director, officer or other employee of the Company or which he omitted to take as a Director, officer or employee of the Company, the Company shall reimburse or indemnify him for all loss reasonably incurred by him in connection with such action to the fullest extent permitted by ss.13.1-696 through ss.13.1-704 of the Code of Virginia, as is now or hereafter amended, except in relation to matters as to which such person shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of duties as such Director, officer or employee. In case any such suit, action or proceeding shall result in a settlement prior to final judgment and if, in the judgment of the Board of Directors, such person in taking the action or failing to take the action complained of was not grossly negligent or guilty of wilful misconduct in the performance of his duty, the Company shall reimburse or indemnify him for the amount of such settlement and for all expenses reasonably incurred in connection with such action and its settlement. This right of indemnification shall not be exclusive of any other rights to which such person may be entitled.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Acacia National Life Insurance Company Separate Account I, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 17th day of June, 1999.


                                        ACACIA NATIONAL LIFE INSURANCE COMPANY
                                                 SEPARATE ACCOUNT I, Registrant

                              ACACIA NATIONAL LIFE INSURANCE COMPANY, Depositor


Attest:/s/ Robert-John H. Sands       By:/s/ Charles T. Nason
         Secretary                           Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Acacia National Life Insurance Company on the dates indicated.


         SIGNATURE                TITLE                      DATE
         ---------                -----                      ----

/s/ Charles T. Nason       Chairman of the Board,           June 17, 1999
----------------------     and Chief Executive Officer
    Charles T. Nason       and Director



/s/ Robert W. Clyde        President and Chief             June 17, 1999
----------------------     Operating Officer and
    Robert W. Clyde        Director



/s/ Robert-John H. Sands   Senior Vice President,          June 17, 1999
----------------------     General Counsel, Corporate
    Robert-John H. Sands   Secretary and Director



/s/ Paul L. Schneider     Senior Vice President,           June 17, 1999
----------------------    Chief Financial Officer,
    Paul L. Schneider     Chief Investment Officer
                          and Director


/s/ Haluk Ariturk        Senior Vice President,            June 17, 1999
----------------------   Operations, Chief Actuary and
    Haluk Ariturk        Director

         SIGNATURE                TITLE                      DATE
         ---------                -----                      ----

/s/ Janet L. Schmidt     Senior Vice President             June 17, 1999
----------------------   Human Resources
    Janet L. Schmidt


/s/ Brian J. Owens       Senior Vice President             June 17, 1999
----------------------   Career Distribution
    Brian J. Owens


/s/ R. Larry Mauzy       Senior Vice President             June 17, 1999
----------------------   and Chief Information Officer
    R. Larry Mauzy

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus consisting of 82 pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) Peter E. Whipple
(b) Robert-John H. Sands
(c) PricewaterhouseCoopers LLP

The Following Exhibits:

1. The Following exhibits correspond to those required by paragraph IX A of the instructions as to exhibits in Form N-8B-2.

(A)(1) Board Resolution Establishing Separate Account I1
(A)(2) Not applicable
(A)(3)(a) Underwriting Agreement between The Advisors Group, Inc. and Acacia National Life Insurance Company2
(A)(3)(b) Proposed form of Selling Agreement - To be filed by later amendment.
(A)(3)(c) Schedules of Sales Commissions - To be filed by later amendment
(A)(4) Not Applicable
(A)(5)(a) Form of Policy
(A)(5)(b) Form of Policy Riders
(A)(6) Certificate of Organization of Acacia National Life Insurance Company3
(A)(6) Bylaws of Acacia National Life Insurance Company3
(A)(7) Not applicable
(A)(8)(a) Participation Agreement Alger American Fund 1
(A)(8)(b) Participation Agreement Calvert Variable Series, Inc.1
(A)(8)(c) Participation Agreement Dreyfus Stock Index Fund(1)
(A)(8)(d) Participation Agreement Neuberger Berman Advisers Management Trust1
(A)(8)(e) Participation Agreement Oppenheimer Variable Account Funds3
(A)(8)(f) Participation Agreement Strong Variable Insurance Funds, Inc.1
(A)(8)(g) Participation Agreement Van Eck Worldwide Hard Assets Fund1
(A)(9) Not Applicable
(A)(10) Application for Policy - To be filed by later amendment

2. (a)(b) Opinion and Consent of Robert-John H. Sands Senior Vice President and General Counsel
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4. Not applicable.
5. Not applicable.
7. (a)(b) Opinion and Consent of Peter E. Whipple
8. Consent of Independent Auditors
9. Not applicable.

1 Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Life Insurance Company Separate Account (File No. 33-90208), filed on October 11, 1995.

2 Incorporated by reference to the initial Registration Statement for Acacia National Life Insurance Company Separate Account II on Form N-4 ( File No 333 -03963), filed August 26, 1996.

3 Incorporated by Reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Life Insurance Company Separate Account ( File No. 33 -90208), filed on May 1, 1997.


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                                  Exhibit Index

Exhibit                                                          Page

1.(5)(a)        Form of Policy

1.(5)(b)        Form of Policy Riders

2.(a)(b)        Opinion and Consent of Robert-John H. Sands

7.(a)(b)        Opinion and Consent of Peter E. Whipple

8.              Consent of Independent Auditors